FORM 20-F

     SECURITIES AND EXCHANGE COMMISSION
     Washington, D.C. 20549

     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934
     For the fiscal year ended December 31, 1998

     GOLD RESERVE INC.
     ------------------------------------------------------
     (Exact name of registrant as specified in its charter)

     Yukon Territory, Canada
     ------------------------------------------------------
     (Jurisdiction of incorporation)

     1-8372
     ------------------------------------------------------
     (Commission File Number)

     926 West Sprague Avenue
     Suite 200
     Spokane, Washington 99201
     ------------------------------------------------------
     (Address of principal executive offices)

     Securities registered pursuant to Section 12(b) of the Act:
     Class A Common shares, no par value per share
     (Title of each class)

     The Toronto Stock Exchange
     NASDAQ SmallCap System
     ------------------------------------------------------
     (Name of each exchange on which registered)
     Securities registered pursuant to section 12(g) of the Act: None Securities for which there is a reporting obligation pursuant to section 15(d) of the Act: None

     The total number of the registrant's shares outstanding as of December 31, 1998:

     Class A common shares, no par value per share 20,842,451
     Class B common shares, no par value per share 2,349,316
     (See Note 1 to the Consolidated Financial Statements)

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period as the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X]

     Registrant elected to follow financial statement Item 17.

     TABLE OF CONTENTS

     FORWARD LOOKING STATEMENTS

     Glossary of Significant Terms

     PART I
       ITEM 1. Description of Business
         Overview
         Corporate Reorganization
         Significant Developments
         Risk Factors

       ITEM 2. Description of Property
         The Brisas Property
         Venezuelan Mining, Environment and Other Matters

       ITEM 3. Legal Proceedings

       ITEM 4. Control of Registrant

       ITEM 5. Nature of Trading Market

       ITEM 6. Exchange Controls and Other Limitations Affecting Security
         Holders

       ITEM 7. Taxation
         United States Federal Income Taxation of Dividends for U.S.
           Holders
         Classification of the Company as a Controlled Foreign Corporation Passive Foreign Investment Company Status

       ITEM 8. Selected Financial Data

       ITEM 9. Management's Discussion and Analysis of Financial Condition and Results of Operations
           Formation of Canadian Parent
           Overview
           Liquidity and Capital Resources
           Results of Operations
           Year 2000 Readiness

       ITEM 9a. Quantitative and Qualitative Disclosures about Market Risk

       ITEM 10. Directors and Officers of the Company
         Section 16(a) Beneficial Ownership Reporting Compliance

       ITEM 11. Compensation of Directors and Officers

       ITEM 12. Options to Purchase Securities From the Registrant or
         Subsidiaries

       ITEM 13. Interest of Management in Certain Transactions

     PART II

       ITEM 14. Description of Securities to be Registered

     PART III

       ITEM 15. Defaults Upon Senior Securities

       ITEM 16. Changes in Securities, Changes in Security for Registered Securities and Use of Proceeds

     PART IV

       ITEM 17. Financial Statements
         Management's Report
         Auditors' Report

       ITEM 18. Financial Statements

       ITEM 19. Financial Statements and Exhibits
         Index to Consolidated Financial Statements
         Exhibit Table and Index to Exhibits

     Signatures

     FORWARD-LOOKING STATEMENTS
     The information presented in or incorporated by reference in this Annual Report on Form 20-F includes both historical information and "forward-looking statements" (within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) relating to the future results of Gold Reserve Inc. (the "Company") (including projections and business trends), which involve risks and uncertainties. Except where the context indicates otherwise, "Company" means Gold Reserve Inc. and its predecessor Gold Reserve Corporation.

     Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation the risk that actual reserves may vary considerably from estimates presently made, the impact of metals prices and metal production volatility, the Company's concentration of operations and assets in Venezuela, regulatory, political and economic risks associated with Venezuelan operations, the Company's ability to obtain adequate funding for future development of the Brisas property, dependence upon the abilities and continued participation of certain key employees of the Company, and the risks normally incident to the operation and development of mining properties.

     Investors are cautioned not to put undue reliance on forward-looking statements, and should not infer that there has been no change in the affairs of the Company since the date of this Annual Report on Form 20-F that would warrant any modification of any forward-looking statement made in this document or other documents filed periodically with securities regulators. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice. The Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

     RESERVE ESTIMATES

     The reserve and resource estimates set forth in this document have been prepared in accordance with applicable Canadian requirements. Such mineralization may not qualify as a commercially mineable ore body under standards promulgated by the U.S. Securities and Exchange Commission until the economic viability of the project is established by the completion of a final feasibility study.

     CURRENCY

     All currency is in U.S. Dollars unless otherwise noted.

     Glossary of Significant Terms
     -----------------------------
     Certain terms used throughout this Annual Report on Form 20-F are defined below.

     alluvial 1) Used to identify unconsolidated or clay-like materials deposited over time by moving water. 2) Used to describe a strata of material that constitutes a concession, i.e. relating to the Brisas alluvial concession.

     andesite                 A volcanic rock of intermediate composition.
                              It is fine-grained and contains 55 to 60 percent silica.

     Archean An era in geologic time covering the early part of Precambrian time.

     assay An analysis performed on a rock sample to determine its metal content.

     auger hole               Drilling with a bit designed to drill
                              unconsolidated material. The material is forced to the surface for examination using water or compressed air. Typically faster and cheaper than core drilling.

     ball mill                A steel cylinder partially filled with steel
                              balls into which crushed ore is fed. The ball mill is rotated, causing the balls to cascade and grind the ore.

     batholith                A mass of igneous rock with a surface area
                              greater than 100 square kilometers.

     Bolivar The basic monetary unit of the Republic of Venezuela. As of March 31, 1999, 581 Bolivares equaled approximately one U.S. Dollar.

     breccia A clastic rock in which angular fragments are surrounded by a fine-grained matrix or minerals cement.

     Brisas Compania Aurifera Brisas del Cuyuni, C.A., a Venezuelan corporation and the subsidiary of the Company that owns the Brisas property.

     Brisas alluvial          The mining title granted to Brisas in 1988 by
     concession               the Ministry of Energy and Mines to explore
                              and commercially develop gold contained in alluvial material on the Brisas property.

     Brisas hardrock          The mining title granted to Brisas in 1998 by
     concession               the MEM to explore and commercially develop
                              and mine gold, copper and molybdenum
                              contained in the veta or vein material on the Brisas property.

     Brisas property          The Brisas alluvial concession, the Brisas
                              hardrock concession, other applications for mineralization in the material contained in the alluvial concession (primarily nominal values of copper and silver) and other mineralization (primarily gold, copper and molybdenum) on small land parcels contiguous to the existing alluvial and hardrock concessions.

     commercially mineable    A mineral deposit that contains ore reserves
     ore body                 that may be mined economically.

     concentrate              A finely ground product of the milling
                              process, containing a high percentage of valuable metal, which is typically sent to a smelter for further processing.

     concession               A privilege, license or mining title granted
                              by the Ministry of Energy and Mines, to
                              explore and, if warranted, produce minerals from a specified property.

     core drilling            Drilling (also referred to as diamond
                              drilling) with a hollow bit, which has a diamond-cutting rim, and produces a cylindrical core used for geologic study and assays. Such drilling is used in exploration and development activities to determine the location, orientation and magnitude of a mineral deposit.

     core The long cylindrical piece of rock, in varying diameters, brought to surface by core or diamond drilling.

     Corporacion Venezolana   A Venezuelan government-owned entity formed
     de Guayana (CVG)         to foster industrial development and to
                              explore and develop mineral resources in the Guayana region of Venezuela including the State of Bolivar.

     cyanidation              A method of extracting gold or silver from a
                              crushed or ground ore by dissolving it in a weak cyanide solution.

     development drilling     Drilling done to more accurately measure the
                              quantity of minerals contained in a deposit after exploration drilling.

     development stage        A period of time during the life span of a
                              mine wherein activities related to the
                              preparation of a deposit for extraction, prior to construction, are conducted.

     development              Work carried out for the purpose of opening
                              up a mineral deposit and making the actual ore extraction possible.

     diamond drill            A rotary type of rock drill that cuts a core
                              of rock that is recovered in long cylindrical sections, two centimeters or more in diameter.

     dilution Waste rock that is, by necessity, removed along with the ore in the mining process, subsequently lowering the average grade of the ore processed.

     dip The angle at which a vein, structure or rock bed is inclined from the horizontal as measured at right angles to the strike.

     dore Unparted gold and silver poured into molds when molten to form buttons or bars. Further refining is necessary to separate the gold and silver.

     drift A horizontal underground opening that follows along the length of a vein or rock formation as opposed to a crosscut which crosses the rock formation.

     environmental impact     A report, compiled prior to a production
     statement (EIS)          decision that examines the effects of
                              proposed mining activities on the natural surroundings.

     exploration drilling     Drilling performed in searching for
                              mineralization.

     exploration              Work involved in searching for
                              mineralization, including sampling, assaying, drilling or driving a drift.

     feasibility study        An analysis and compilation of technical and
                              economic data with the objective of proving the economic and technical feasibility of the project. Prepared to support a production decision on a proposed mining and milling operation.

     flotation                A process for concentrating minerals based on
                              the selective adhesion of certain minerals to air bubbles in a mixture of water and ground up ore. When the right chemicals are added to a frothy water bath of ore that has been ground to the consistency of talcum powder, the minerals will float to the surface. The metal rich flotation concentrate is then skimmed off the surface.

     geophysical survey       Indirect methods of investigating the
                              subsurface geology using the applications of physics including electric, gravimetric, magnetic, electromagnetic, seismic, and radiometric principles.

     gold equivalent          Gross value of copper at a stated value per
                              pound divided by the gross price of gold at a stated value per ounce.

     Gold Reserve de          A Venezuelan corporation and a foreign
     Venezuela C.A., (GLDRV)  subsidiary of the Company.  GLDRV was organized in September 1992 to manage the exploration and development activities on the Brisas property.

     grade The relative quantity or the percentage of ore-mineral content in a mineralized body, i.e. grams of gold per tonne or percent of copper per tonne.

     gravity separation       Recovery of gold from crushed rock or gravel
                              using gold's high specific gravity to
                              separate it from the lighter material.

     Guayana Shield           A large area of exposed basement rocks in
                              central and eastern Venezuela comprised of Precambrian rocks.

     hardrock                 Solid rock underlying an alluvial deposit.
                              Also referred to as bedrock.

     hectare A metric measurement of area equivalent to 10,000 square meters or 2.4711 acres.

     high grade               Rich mineralization.  As an adjective, it
                              refers to selective mining of the best
                              mineralization in a deposit.

     igneous Rocks formed by the cooling and solidifying of magma.

     Imataca Forest Reserve   A 3.6 million hectare area of tropical forest
                              located in the State of Bolivar in
                              southeastern Venezuela that was set aside as an environmentally protected region by the Venezuelan government in the 1960's. The
                              Company's Brisas property is located in an area within the reserve which was previously designated for mining activities.

     indicated resource       The estimated quantity and grade of that part
                              of a deposit for which the continuity of grade, together with the extent and shape, are so well-established that a reliable grade and tonnage estimate can be made.

     inferred resource        The estimated quantity and grade of a
                              deposit, or a part thereof, that is
                              determined on the basis of limited sampling, but for which there is sufficient geological information and a reasonable understanding of the continuity and distribution of metal values to outline a deposit of potential economic merit.

     intrusive                Rock which while molten penetrated into or
                              between other rocks, but solidified before reaching the surface.

     Kilometer 88 mining      An area in the State of Bolivar in
     district (KM 88)         southeastern Venezuela containing significant
                              alluvial and hardrock deposits.  The
                              Company's Brisas property is located in this district.

     Las Cristinas            Gold and copper properties which are north of
                              and contiguous to the Brisas property and are held by MINCA, a Venezuelan company 30% owned by CVG and 70% owned by Placer Dome
                              Inc.

     measured resource        The estimated quantity and grade of that part
                              of a deposit for which size, configuration, and grade have been very well-established by observation and sampling of outcrops, drill holes, trenches, and mine workings.

     metamorphism             Rock of sedimentary or igneous origin that
                              has been altered by high temperature and/or pressure.

     mill A processing plant where ore is crushed and ground, usually to fine powder, and the metals are extracted by physical and/or chemical means. Output from a mill usually requires further processing in a smelter or refining to produce pure metal.

     mineral resource         A deposit or concentration of natural, solid,
                              inorganic or fossilized organic substance in such quantity and at such grade or quality that extraction of the material at a profit is currently or potentially possible.

     mineral A naturally occurring homogeneous substance having fixed physical properties and chemical composition and, if formed under favorable conditions, a defined crystal form.

     mineralization           The presence of economic minerals in a
                              specific area or geological formation.

     Ministry of Ambiente     Venezuelan governmental entity, which
     and Renewable Natural    exercises supervisory jurisdiction over the
     Resources (MARNR)        environment.

     Ministry of Energy and   Venezuelan governmental entity, which
     Mines (MEM)              exercises supervisory jurisdiction over the
                              Brisas property and the Company's activities thereon.

     molybdenum               An element (Mo), usually in the form of
                              molybdenite, primarily used in alloys and lubricants.

     monzonite                A medium to coarse-ground intrusive rock
                              containing less than 20% quartz.

     open pit A mine that is entirely on surface. Also referred to as open-cut or open-cast mine.

     possible reserve         The estimated quantity and grade of that part
                              of an inferred resource that are determined from limited sample data for which geology, grade continuity, and operating parameters are based, to a large extent, on reasonable extrapolations, assumptions, and interpretations. A possible reserve does not stand alone, and must be an extension or addition to probable or proven reserves.
                              Also, a possible reserve may not be used in an economic analysis or feasibility study.

     Precambrian              All geologic time before 570 million years
                              ago.

     pre-feasibility report   A preliminary analysis and compilation of
                              technical and economic data conducted to determine whether the Company should proceed with the feasibility study.

     probable reserve         The estimated quantity and grade of that part
                              of an indicated resource for which the
                              economic viability has been demonstrated by adequate information on engineering operating and legal factors, at a confidence level that will allow positive decisions on major expenditures.

     Proterozoic              That part of the Precambrian time represented
                              by rocks in which traces of life appear or the younger part of Precambrian time.

     proven reserve           The estimated quantity and grade of that part
                              of a measured resource for which the size, grade and distribution of values, together with technical and economic factors, are so well-established that there is the highest degree of confidence in the estimate. The term should be restricted to that part of a deposit being mined, or being developed and for which there is a mining plan.

     reclamation              The restoration of a site after mining or
                              exploration activity is completed.

     recovery The percentage of valuable metal in the ore that is recovered by metallurgical treatment.


     reserve That part of a resource which can be legally mined and at a profit under economic conditions that are specified and are generally accepted as reasonable. Economic viability must be demonstrated by at least a preliminary feasibility study based on indicated and measured resources.

     resource The calculated amount of material in a mineral deposit, based on limited drill information.

     sample A small portion of rock or a mineral deposit, taken so that the metal content can be determined by assaying.

     schists A strongly foliated crystalline rock which readily splits into sheets or slabs as a result of the planar alignment of the constituent crystals.

     stock An igneous body smaller than a batholith with a subcircular section.

     stratabound              Used to describe mineral deposits that are
                              restricted to a single stratagraphic unit.

     strataform               Mineral deposits whose geometry is similar to
                              that of its host rock.

     strike The direction, or bearing from true north, of a vein or rock formation measured along a horizontal line on the surface of the vein or rock.

     strip ratio              The tonnage of non-mineralized waste material
                              removed to allow the mining of one tonne of ore in an open pit. Also referred to as waste-to-ore ratio.

     tailings The material removed from the milling circuit after separation of the valuable metals.

     troy ounce               Unit of weight measurement used for all
                              precious metals.  The familiar 16-ounce
                              avoirdupois pound equals 14.583 troy ounces.
                              One troy ounce is equivalent to 31.1034
                              grams.

     vein                     A sheet-like or tabular discordant
                              mineralized body formed by complete or
                              partial infilling of a fracture or fault within a rock.

     veta 1) Used to describe veins of mineralization and/or deeper, hardrock mineralization, 2) used to describe a strata of material that constitutes a concession, i.e. relating to the Brisas hardrock concession.

     Whittle Pit              Mathematical method for determining the
                              optimal shape for an open pit in three
                              dimensions utilizing a block model of an ore body. A Whittle pit only approximates certain aspects of open pit design and does not include final detailed design parameters.

     CONVERSION FACTORS:      1 Troy ounce = 31.1034 Grams
                              1 Tonne      = 1.1023 Short tons
                              1 Tonne      = 2204.6 Pounds
                              1 Hectare    = 2.4711 Acres
                              1 Kilometer  = 0.6214 Miles
                              1 Meter      = 3.28084 Feet

     SYMBOLS:                 Au           = Gold
                              Cu           = Copper
                              gpt          = Grams per tonne
                              kt           = Thousand tonnes
                              Au Eq        = Gold equivalent

     PART I
     ITEM 1. Description of Business

     OVERVIEW

     Gold Reserve Inc. (the "Company") is a mining company incorporated in 1998 under the laws of the Yukon Territory, Canada and is the successor issuer to Gold Reserve Corporation. The Company's primary mining asset, the Brisas property, is a development-stage gold and copper deposit located in the KM 88 mining district of the State of Bolivar in southeastern Venezuela. The Brisas property was acquired in 1992 and since then extensive exploration activities have been completed. In total, approximately $64 million has been expended on the Brisas property since its acquisition. The Company has no revenue producing mining operations at this time.

     Completion of a feasibility study and permitting on the Brisas property as well as the acquisition of additional land for future infrastructure needs is management's primary focus. An initial pre-feasibility report was originally completed in early 1998 and subsequently supplemented in August of 1998. This supplement included an assessment of the potential economic benefits of a revised mine plan and on-site production of copper. In March 1999, the Company announced proven and probable reserves on the Brisas property of approximately 5.6 million ounces of gold and 654 million pounds of copper using US $300 per ounce gold and US $0.80 per pound copper.
     At March 31, 1999, the price of gold and copper approximated $280 per ounce and $0.62 per pound, respectively.

     Concurrent with the Company's reserve estimate update, an audit was conducted by Behre Dolbear & Company Inc. ("Behre Dolbear") of Denver, Colorado that confirmed the Company's reserve estimate and the Brisas property total mineral resource of approximately 8.71 million ounces of gold and 1.06 billion pounds of copper.

     A modest 1999 exploration program on the Brisas property is being evaluated, which management currently believes could add as much as 750,000 to 1 million additional ounces of gold to the reserve estimate. In addition, management continues to actively evaluate exploration opportunities in Venezuela, elsewhere in Latin America and the world.

     Revisions to the pre-feasibility report are ongoing. Completion of a feasibility study on the Brisas property is currently expected in 2000.

     Cash and investments held by the Company at March 31, 1999 approximate $22.5 million. The Company presently has no long-term debt. Management anticipates that current cash and investment balances will be sufficient to cover estimated operating and capital expenditures, including those associated with the completion of the feasibility study of the Brisas property, into 2000.

     As of March 31, 1999, the Company employed 10 people in its Spokane, Washington office and approximately 50 people in Venezuela, of which approximately 30 are located at the Brisas property. The day-to-day activities of the Company's Venezuelan operations are managed from its offices in Caracas and Puerto Ordaz.

     Unless the context indicates otherwise, the term "Brisas property" used throughout this report includes the Brisas alluvial concession, the Brisas hardrock concession and applications for other mineralization in the alluvial material and areas contiguous to the alluvial and hardrock concessions.

     Unless the context indicates otherwise, references to the Company used throughout this report refer primarily to Gold Reserve, Inc., Gold Reserve Corporation, Compania Aurifera Brisas del Cuyuni, C.A. ("Brisas"); Gold Reserve de Venezuela, C.A. ("GLDRV"); Great Basin Energies, Inc. ("Great Basin") and MegaGold Corporation ("MegaGold"). The consolidated group also consist of seven Aruban subsidiaries and five Venezuelan subsidiaries formed to hold the Company's current investments or for future transactions. The Company wholly owns all subsidiaries except for Great Basin and MegaGold of which it owns 58% and 63%, respectively.

     CORPORATE REORGANIZATION

     In February 1999, the shareholders of Gold Reserve Corporation, a Montana corporation formed in 1956, approved a plan of reorganization whereby Gold Reserve Corporation became a subsidiary of Gold Reserve Inc., the successor issuer. The primary purpose of the formation of a Canadian parent was to expand the group's profile among Canadian investors who generally are significant investors in resource companies. Gold Reserve Corporation previously made filings with the U.S. Securities and Exchange Commission under the Securities Act and Exchange Act.

     Except for certain electing U.S. shareholders, each shareholder of Gold Reserve Corporation received one Gold Reserve Inc. Class A common share for each common share owned of Gold Reserve Corporation. After the reorganization, a shareholder of Gold Reserve Inc. continues to own an interest in the business, through subsidiary companies, that in aggregate is essentially the same as before the reorganization.

     As part of the reorganization, U.S. holders of Gold Reserve Corporation could elect to receive equity units in lieu of Gold Reserve Inc. Class A common shares. An equity unit is comprised of one Gold Reserve Inc. Class B common share and one Gold Reserve Corporation Class B common share. Equity units were provided to U.S. holders who would have had a substantial taxable gain upon receipt of Gold Reserve Inc. Class A common shares so they might defer a significant portion of such gain. The equity units have voting and dividend rights similar to the Gold Reserve Inc. Class A common shares, are substantially equivalent to a Class A common share and are immediately convertible into Gold Reserve Inc. Class A common shares upon compliance with certain procedures. Equity units are not listed for trading on any stock exchange, but, subject to compliance with applicable federal, provincial and state securities laws, may be transferred. Unless otherwise noted, general references to common shares of the company include Class A common shares and Class B common shares as a combined group.

     Because the reorganization did not take place until February 1999, the financial statements that are presented in this annual report on Form 20-F are those of Gold Reserve Corporation as of and for the years ended December 31, 1998, 1997 and 1996. The financial position of the consolidated group subsequent to the reorganization was substantially the same as prior to the reorganization except for the exchange of approximately 2.3 million Gold Reserve Corporation common shares for an equal number of equity units in lieu of Gold Reserve Inc. Class A common shares. The proforma effect of the reorganization is summarized in Note 1 to the consolidated financial statements of Gold Reserve Corporation.

     SIGNIFICANT DEVELOPMENTS
     Updated Pre-Feasibility Report
     ------------------------------
     The Company and its consultants continue to develop refinements to the data and alternatives to the assumptions utilized in the initial pre-feasibility report. In August 1998, a supplement to the original pre-feasibility report was completed which included a revised mine operating plan and an on-site copper production process, resulting in a 7% and 24% reduction in cash operating costs, respectively.

     Cash operating costs per ounce of gold (net of a $1 per pound copper credit) and pre-tax all-in-costs, exclusive of costs incurred to-date, for the revised mine plan and on-site copper production were estimated at $169 and $262, respectively. Cash operating costs per ounce of gold (net of copper credit) and pre-tax all-in-costs exclusive of costs incurred to date for the revised mine plan independent of on-site copper production were estimated at $206 and $288, respectively.

     This supplement to the pre-feasibility report, more limited in scope than the original pre-feasibility report, was prepared by the Company and JE MinCorp, a division of Jacobs Engineering Group Inc. As a result of the new reserve estimates announced by the Company in March 1999 and ongoing analysis, the pre-feasibility report is expected to be the subject of further updates and refinements prior to its completion in early 2000.

     Proven and Probable Reserves and Total Mineral Resource
     -------------------------------------------------------
     In March 1999, the Company announced proven and probable reserves on the Brisas property of 5.6 million ounces of gold and 654 million pounds of copper using US $300 per ounce gold and US $0.80 per pound copper. An audit conducted by Behre Dolbear confirmed the Company's reserve estimate and the Brisas property total mineral resource of approximately 8.71 million ounces of gold and 1.06 billion pounds of copper, which is comprised of a measured and indicated resource estimated at 7.02 million ounces of gold and approximately 829 million pounds of copper and an inferred resource of 1.69 million ounces of gold and 232 million pounds of copper (based on 0.5 grams per tonne gold equivalent cut-off).

     Formation of Canadian Parent
     ----------------------------
     In February 1999, the shareholders of Gold Reserve Corporation approved a plan of reorganization whereby Gold Reserve Corporation became a subsidiary of Gold Reserve Inc. The primary purpose of the formation of a Canadian parent was to expand the group's profile among Canadian investors who generally are significant investors in resource companies. Subsequent to the reorganization, the Company had two classes of common shares outstanding, Class A common shares and Class B common shares.

     RISK FACTORS

     Potential investors should carefully evaluate all of the information contained and incorporated by reference in this report and, in particular, the following:

     Reserve and Mineral Resource Estimates
     --------------------------------------
     The reserve and resource estimates set forth in this document have been prepared in accordance with the disclosure requirements of applicable Canadian Securities Commissions. Such mineralization may not qualify as a commercially mineable ore body under standards promulgated by the U.S. Securities and Exchange Commission until the economic viability of the project is established by the completion of a final feasibility study.

     Reserve estimation is an interpretive process based on drilling results and experience as well as estimates of mineralization characteristics and mining dilution, metal prices, costs of mining and processing, capital expenditures and many other factors. Grades of mineralization processed at any time also may vary from reserve estimates due to geologic variations within areas mined. Production may vary from estimates because of changes in reserves, variations in mineralization mined from estimated grade and metallurgical characteristics, unexpected ground conditions, mining dilution, labor actions, and government restrictions. Cash costs may differ due to variations in reserves and production estimates, unexpected mining conditions, and changes in estimated costs of equipment, supplies, utilities and labor and exchange rates. Noncash estimates, based on total capital costs and reserve estimates, could change based on actual amounts of capital incurred. Actual quality and characteristics of deposits cannot be fully assessed until mineralization is actually mined and as a result, reserves change over time to reflect actual experience.

     Risks Inherent in the Mining Industry
     -------------------------------------
     Development of the Brisas property is subject to all of the risks inherent in the mining industry, including environmental hazards, industrial accidents, labor disputes, unusual or unexpected geologic formations, cave-ins, flooding and periodic interruptions due to inclement weather. Such risks could result in damage to, or destruction of, mineral properties and production facilities, personal injury, environmental damage, delays, monetary losses and legal liability. Insurance covering environmental or other catastrophic liabilities is not currently maintained, and is not expected to be maintained in the future unless it is economically feasible.
     Insurance against environmental risks (including pollution or other hazards resulting from the disposal of waste products generated from exploration and production activities) is not generally available, on an economic basis, to companies in the mining industry at present. Were the Company subjected to environmental or other liabilities, the payment of such liabilities would reduce available funds and in the event the Company was unable to fund the cost of remedying an environmental problem, it might be required to suspend operations or enter interim compliance measures pending completion of remedial activities.
     Foreign Operations
     ------------------
     At December 31, 1998, approximately 64 percent of the Company's identifiable assets (98 percent of its noncash and investment assets) were located in Venezuela. In the past, inflation and other economic conditions in Venezuela have, on occasion, resulted in political and social turmoil, but to date, such conditions have not adversely affected the Company's operations. Nonetheless, the Company's future operations and investments could be adversely affected by exchange controls, currency fluctuations, taxation, judicial decisions and laws or policies of Venezuela and the United States affecting trade, investment, taxation and other factors. Development time schedules and future reclamation and remediation cost estimates are based on existing and expected legal requirements, past experience, cost estimates by management and others, expectations regarding government action and time for government agencies to act, all of which change over time and require periodic re-evaluation. Whether and to what extent current or future economic, regulatory or political conditions may affect future development cannot be predicted.

     Environmental Matters
     ---------------------
     Venezuela maintains environmental laws and regulations for the mining industry which impose significant obligations on companies doing business in the country. The Company has been issued the necessary permits to complete its current activities related to the feasibility study on the Brisas property. Management expects to obtain additional permits for future development of the Brisas property and expects to submit an environmental impact statement to the Ministry of Ambiente and Renewable Natural Resources ("MARNR") and Ministry of Energy and Mines ("MEM") addressing development and reclamation of the entire Brisas property.

     The Brisas property is located within the Imataca Forest Reserve (the "Imataca"), which is comprised of 3.6 million hectares in the State of Bolivar. In 1986, an area (in which the Brisas property is located) in the southwestern part of the Imataca was authorized, by presidential decree, for mining exploration and exploitation activities. Subsequent legislation in 1997 identified additional uses and activities, including mining, within the Imataca. The 1997 legislation and previously issued regulations allowing mining activities within the Imataca were later challenged by several parties as unconstitutional. In response to this challenge, the Venezuelan Supreme Court (the "Court") issued an order prohibiting the MEM from granting new concessions pursuant to the 1997 legislation, but excluded challenges to previous legislation authorizing mining in certain regions of the Imataca. Management has been advised by its Venezuelan attorneys that it is unlikely that future rulings by the Court related to this issue will impact the Company's concessions, but there can be no assurance that an adverse ruling that affects the Company will not occur.

     Gold and Copper
     ---------------
     The price of gold and copper has a significant influence on the market price of the Company's shares and the Company's business activities. The price of gold is affected by numerous factors beyond the Company's control, such as the level of inflation, fluctuation of the United States dollar and foreign currencies, global and regional demand, and the political and economic conditions of major gold producing countries throughout the world. Recently the price of gold has been at a nineteen-year low. Copper prices also fluctuate and are generally affected by global and regional demand and existing inventories. As of March 31, 1999, the closing prices for gold and copper were: Gold: $279.60 per ounce, Copper: $0.622 per pound. The following table sets forth the average of the daily closing price for gold and copper for the periods indicated as reported by the London Metal Exchange:

                                  YEAR ENDED DECEMBER 31,
                                  -------------------------------------------------------
                                  5 Yr. Avg.   1998     1997     1996     1995     1994
                                  ----------   ------   ------   ------   ------   ------
      Gold ($ per ounce)          358.00       294.00   340.00   388.00   384.00   384.00
      Copper ($ per pound)          1.04         0.75     1.03     1.04     1.33     1.05


     Project Development
     -------------------
     Capital expenditures estimates for the Brisas property are based on currently available information as outlined in the pre-feasibility report and, as it is not unusual in new mining operations to experience unexpected problems during development, costs could increase depending upon a number of factors within and beyond the Company's control. The capital cost estimates contained in the pre-feasibility report are based on operating experience, expected production, estimates by and contract terms with third-party suppliers, expected legal requirements, feasibility reports by Company personnel and independent contractors, and other factors. Factors involved in estimated time for completion of projects include management's experience in completing capital projects, estimates by and contract terms with contractors, engineers, suppliers and others involved in design and construction of projects, and estimated time for government entities to process applications, issue permits and take other actions. Changes in any of these factors may cause costs and time for completion to vary significantly from estimates.

     Dependence on Financing Activities
     ----------------------------------
     The Company has no revenue from operations and has financed its activities primarily from the sale of its common shares. Management anticipates that the Company's present cash position of approximately $22.5 million will be sufficient to cover estimated operating and capital expenditures, primarily those associated with the completion of the feasibility study of the Brisas property, into 2000. Significant additional financing will be needed if and when construction on the property commences. Management, however, currently has no plans to raise funds through the sale of equity or debt given the continued depressed metals market.

     Recurring Losses
     ----------------
     The Company has no revenue from mining operations and has experienced losses from operations for each of the last five years. Management expects to continue to incur losses from operations for the next several years as the result of, among other factors, increased expenditures associated with the management of activities on the Brisas property as well as other exploration expenses not associated with the Brisas property. This trend is expected to reverse if and when the Brisas property is developed and gold and copper are produced in commercial quantities.

     Key Personnel
     -------------
     The Company is dependent upon the abilities and continued participation of key management personnel and if it were to lose the services of such employees, it could have a material adverse effect on future operations.

     ITEM 2. Description of Property

     THE BRISAS PROPERTY
     Location
     --------
     The Brisas property is located in the KM 88 mining district in the State of Bolivar, southeastern Venezuela approximately 373 kilometers (229 miles), by paved highway, southeast of Puerto Ordaz. The property, 3.5 kilometers (1.5 miles) west of the KM 88 marker on Highway 10, occupies a rectangular area of 2,500 meters (1.5 miles) north-south by 2,000 meters (1.25 miles) east-west or approximately 500 hectares (1,235 acres) and is accessible by an all-weather road.

     Ownership
     ---------
     The Brisas property consists of the Brisas alluvial concession, the Brisas hardrock concession beneath the alluvial concession, other applications for mineralization (primarily nominal values of copper and silver) in the material contained in the alluvial concession and other mineralization (primarily gold, copper and molybdenum) on small land parcels contiguous to the existing alluvial and hardrock concessions.

     The Brisas alluvial concession was acquired in 1992 through the acquisition of Compania Aurifera Brisas del Cuyuni, C.A. Management submitted an application for the Brisas hardrock concession in February 1993. The Brisas hardrock concession was granted to the Company in March 1998. The alluvial concession was previously granted to Brisas in 1988.

     The Brisas alluvial concession is a exploitation concession, with an original term of twenty (20) years, with two renewal periods of 10 years each, at the discretion of MEM, and a three percent (3%) assessment (1% mining tax and 2% royalty) on gold sales outside of Venezuela. The Brisas hardrock concession is a exploitation concession with a term of twenty (20) years with two subsequent renewal periods of 10 years each, at the discretion of the MEM. The hardrock concession provides for a four percent (4%) assessment (1% mining tax and 3% royalty) on gold sales outside of Venezuela and a seven percent (7%) mine mouth assessment (1% mining tax and 6% royalty) on copper production. Gold sold directly to the Central Bank of Venezuela is assessed a one percent (1%) tax and no royalty.

     Regional Infrastructure
     -----------------------
     The project site is located in the Guayana region, which makes up approximately one-third of Venezuela's national territory. The nearest main city is Puerto Ordaz, with 600,000 inhabitants, situated on the bank of the Orinoco River near its confluence with the Caroni River. Puerto Ordaz has major port facilities, accessible to ocean-going vessels from the Atlantic Ocean, via the Orinoco, a distance of about 200 km. Puerto Ordaz is the center of major industrial developments in the area, including iron and steel mills, aluminum smelters, iron and bauxite mining and forestry. These industries are supported by major dams and hydroelectric generating plants on the Caroni River, which provide 12,900 MW of electricity. The CVG power authority, Electrificacion del Caroni C.A. ("EDELCA"), is constructing a 400 kV power line south from Puerto Ordaz into Brazil. The route runs through the community of Las Claritas, nearby the project, and is expected to supply sufficient power for both Placer Dome Inc.'s Las Cristinas and the Company's Brisas property.

     Puerto Ordaz is a modern urban center with good road and air connections to the rest of Venezuela. There are regularly scheduled flights to Caracas and other major cities several times daily. There are also port facilities 428 km northwest of Puerto Ordaz on the Caribbean coast. Guanta, near Barcelona, would likely be the port of entry for most construction, mining and milling equipment. The port facilities at Puerto Ordaz are generally dedicated to serving the bulk handling requirements of the area's basic industries. However, Puerto Ordaz has potential for the development of facilities for the export of copper concentrates in bulk. The highway system within Venezuela is generally good, with paved roads in good condition providing access to within 3.5 km of the Brisas property. Four-lane highways run from Puerto Ordaz both northwest to Barcelona and Guanta, and for 55 km south to Upata where it becomes two lane on into Brazil.

     Geology
     -------
     The Brisas property is within the Proterozoic granite-greenstone terrain of the Guyana shield. The shield covers eastern Columbia, southeastern Venezuela, Guyana, Suriname, French Guiana and northeastern Brazil. The terrain is a thick section of andesite to dacite volcanics intruded by numerous granite stocks and batholiths. Several periods of deformation, metamorphism, and mineralization can be documented within this terrain. The rock units on the Brisas property are divided into weathered and unweathered. Weathered rock or saprolite is further defined by the degree of oxidation into oxide saprolite and sulfide saprolite. Both contain clays and quartz with the oxide saprolite having iron oxides such as hematite and goethite while in the sulfide saprolite the iron is present as pyrite. The unweathered rocks consist of andesite or dacite tuffs that are further subdivided based on the presence or absence of mineral crystals and lithic or lapilli fragments. Unweathered intrusive rocks include a tonolite stock and basalt dikes and sills. The tuffs strike northerly and dip 30 to 35 degrees to the west. No faulting can be recognized within the deposit. The mineralization is stratabound and strataform within a 200-meter thick series of tuffs marked by rapid horizontal and vertical facies changes. Three styles of mineralization are seen:
     (1) massive sulfide-quartz-tourmaline breccia with pyrite, chalcopyrite, and gold in an outcrop referred to as the Blue Whale,
     (2) stratabound, disseminated pyrite-gold-copper mineralization, and
     (3) quartz-calcite high angle veins marked by erratic but high gold values. The disseminated mineralization is characterized by a calcite-quartz-epidote-sulfide alteration and constitutes the bulk of the economic mineralization. There appears to be no relationship between the disseminated mineralization and the high angle veins. The mineralization north of 2500N is pyrite-chalcopyrite-gold with the copper content decreasing to the south until in the southern portion of the deposit the copper is a minor constituent of the mineralization. Mineralization is open down dip to the west and to the north.

     Exploration
     -----------
     Historical surface and alluvial mining by local miners helped identify the property as a target for gold exploration. Exploration and development activities, commenced in 1992, on the Brisas property have included surface mapping and geochemical sampling, drilling, assaying, petrology and mineral studies, and metallurgical sampling as well as approximately 160,000 meters of drilling comprised of 750 holes.
     These activities confirmed the presence of a large deposit of stratabound gold-copper mineralization which is presently over 1,900 meters long and 500 to 900 meters wide. Scattered drill holes to the west of the main body of the deposit demonstrate that mineralization continues for an unknown distance down dip to the west and to the north. Mineralized areas have also been intersected below the current deposit. Future exploration on the Brisas property is expected to include additional surface mapping and sampling, and drilling as conditions warrant.

     Mineral Resource
     ----------------
     Based on extensive exploration data, the Brisas property is estimated to contain a total mineral resource of 8.71 million ounces of gold and approximately 1.06 billion pounds of copper (based on 0.5 gram per tonne gold equivalent cut-off). The mineral resource based on 0.5 gold equivalent cut-off grade is summarized in the following tables:


                 Measured                   Indicated                  Inferred                   Total
      Au Eq      -------------------------  -------------------------  -------------------------  -------------------------
      Cutoff              Au       Cu                Au       Cu                Au       Cu                Au       Cu
      Grade      kt       (g/t)    (%)      kt       (g/t)    (%)      kt       (g/t)    (%)      kt       (g/t)    (%)
      ------     -------  -------  -------  -------  -------  -------  -------  -------  -------  -------  -------  -------
      0.50       33,386     0.833    0.136  258,286    0.738    0.128   72,623    0.723    0.145  364,296    0.744    0.132


                 Measured                   Indicated                  Inferred                   Total
      Au Eq      -------------------------  -------------------------  -------------------------  -------------------------
      Cutoff              Au       Cu                Au       Cu                Au       Cu                Au       Cu
      Grade               oz.      lb.               oz.      lb.               oz.      lb.               oz.      lb.
      ------              -------  -------           -------  -------           -------  -------           -------  -------
                              millions                   millions                   millions                   millions
      0.50                  0.894      100             6.128      729             1.688      232             8.710    1,061


     Proven and Probable Reserves
     ----------------------------
     The initial stage of a feasibility study, a pre-feasibility report, was originally completed in February 1998 with the assistance of JE MinCorp, a Division of Jacobs Engineering Group Inc. and a number of other independent consultants.

     In 1997, Behre Dolbear audited the data collection procedures used by the Company. The purpose of that study was to review and confirm the adequacy and acceptability of the data collection procedures used by the Company to establish the database for completing future reserve estimates at the Brisas property. Behre Dolbear concluded in their 1997 report that: technical data collection procedures meet or exceed accepted industry standards; assay laboratories provide reliable and acceptable results; and the database being compiled by the Company at the Brisas property is of a quality appropriate for utilization in a reserve study suitable for obtaining financing.

     In January 1998, Behre Dolbear completed an additional audit of the Company's modeling and reserve methodology utilized for the pre-feasibility report. They concluded that estimating techniques used were an accurate representation for the reserves; drill hole spacing was sufficient to generate future estimates of proven and probable reserves; and the database was correct and reliable.

     In August 1998, the Company completed its first supplement to the pre-feasibility report which was more limited in scope than the original pre-feasibility report and included (1) a revised mine operating plan, resulting in an estimated 7% reduction in previously estimated cash operating cost and, (2) an on-site copper production process coupled with the revised mine operating plan, resulting in an estimated 24% reduction in previously estimated cash operating cost. Using a price of $335 per ounce of gold and $0.90 per pound of copper this supplemental report estimated the Brisas property contained approximately 200 million tonnes of mineralization with an average grade of 0.77 grams per tonne gold and 0.14% copper and a waste to ore ratio of 1.97:1. Supplemental pre-feasibility report estimates of pre-tax operating cash costs (mining, processing, concentrate transportation, smelting and refining expenses using $1 copper credit) for off-site and on-site copper production approximate $206 and $169 per ounce of gold net of copper revenues, respectively. Total pre-tax costs per ounce of gold produced including life of mine capital for off-site and on-site copper production are estimated at $288 and $262 respectively, excluding previously incurred costs. Exploitation taxes and royalties add approximately $9 per ounce of gold to the total cost per ounce.

     Based on additional drilling, further analysis of the data and implementation of recommendations made by Behre Dolbear, the Company in March 1999, announced that the Brisas property contains proven and probable reserves of 5.6 million ounces of gold and 655 million pounds of copper using US $300 per ounce gold and US $0.80 per pound copper. The Brisas property is presently estimated to contain approximately 223.1 million tonnes with an average grade of 0.78 grams per tonne gold and 0.13 percent copper and a waste to ore ratio of 1.44:1. Gold recoveries vary between 55 and 87 percent depending on mineralization type and grade. At a plant feed grade of 0.78 grams gold per tonne, the total recovery of gold is anticipated to be 79 percent. Recovery of copper, at an average feed grade of 0.13 percent, is anticipated to be 82.5 percent.

     The Brisas property economics noted above are a product of a number of revisions to the pre-feasibility report which will continue to be modified until the final feasibility study is completed. Revised economics are being developed using revised pit designs and processes and management expects to complete the final feasibility study in 2000.

     The proven and probable reserve estimate was audited by Behre Dolbear verifying the reserves as well as a significant decrease in the waste to ore ratio. The results of the audit also concluded that the reserve risk for the project is low and there is upside potential for additional reserves at the Brisas property because the mineralization can be extrapolated with quite high confidence beyond the current drilling in the down dip direction and to the north.

     The audited reserve estimates have been prepared in accordance with reporting requirements of applicable Canadian Securities Commissions and calculated using both $300 per ounce of gold and $0.80 per pound of copper as well as $335 per ounce of gold and $0.90 per pound of copper (and $3.30/t revenue cutoff). Both calculations are presented in tabular form below.

     Pit design using $300/oz Au and $0.80/lb Cu
     -------------------------------------------


                 Reserve                             Au            Cu            Waste         Total
                 tonnes        Au Grade   Cu Grade   ounces        pounds        tonnes        tonnes        Strip
      Class      (thousands)   (g/t)      (%)        (thousands)   (thousands)   (thousands)   (thousands)   Ratio
      --------   -----------   --------   --------   -----------   -----------   -----------   -----------   -----
      Proven        30,504      0.857      0.140           841        94,166
      Probable     192,566      0.764      0.132         4,728       560,484
      Total        223,070      0.776      0.133         5,569       654,650       321,763       544,833     1.44


      Pit design using $335/oz Au and $0.90/lb Cu
     -------------------------------------------


                 Reserve                             Au            Cu            Waste         Total
                 tonnes        Au Grade   Cu Grade   ounces        pounds        tonnes        tonnes        Strip
      Class      (thousands)   (g/t)      (%)        (thousands)   (thousands)   (thousands)   (thousands)   Ratio
      --------   -----------   --------   --------   -----------   -----------   -----------   -----------   -----
      Proven        33,106      0.821      0.139           874       101,467
      Probable     215,527      0.725      0.136         5,021       646,323
      Total        248,633      0.737      0.136         5,895       747,790       321,850       570,483     1.29

     A large-scale open pit mining operation consisting of drilling, blasting, loading, and truck haulage to carry ore to the crusher and waste to the waste repository is presently contemplated on the Brisas property. Based on present estimates, the plant is expected to process an estimated 55,000 tonnes per day, yielding an estimated average annual production of as much as 355,000 ounces of gold and 43 million pounds of copper, over a mine life of 13 years. The processing flowsheet contained in the pre-feasibility report and developed from metallurgical testwork completed by three independent laboratories includes conventional crushing with a primary gyratory crusher and grinding with SAG mill and ball mills followed by gravity separation to recover coarse gold, flotation and cyanidation of cleaner flotation tailings. Present estimates of capital requirements for initial construction, ongoing life of mine requirements and working capital needs for off-site and on-site copper production would be between $350 million and $400 million, respectively.

     The ultimate design of the plant is subject to the results of the final feasibility study. Construction of the planned facility is expected to take approximately 18 to 24 months, with commissioning and achievement of commercial production expected shortly thereafter.

     Most operating supplies are expected to be imported, probably from North America. Electrical power is expected to be available from a major new transmission line which is under construction starting from Puerto Ordaz into Brazil, passing within a few kilometers of the Brisas property. Abundant water is available in the area, and the Company expects project requirements to be met by water pumped from the pit de watering system, and by rainfall stored in the tailings water pond. On site accommodations will be provided for employees, who will be identified from both the local area and from the industrialized area around Puerto Ordaz.

     Outlook
     -------
     During the second quarter of 1999, the Company expects the results of metallurgical tests designed to evaluate the potential to produce cathode copper on-site. These tests are being conducted by Cominco Engineering Services Ltd. (CESL), and if successful could substantially improve project economics. While there is no obvious reason why the Brisas property concentrates should not be amenable to treatment by the on-site copper production process, it is emphasized that bench scale testing has only recently commenced, and an extended pilot campaign is recommended for final process design and costing.

     The Company is also evaluating a modest development drilling program for 1999, which could add approximately 750,000 to 1 million ounces of gold to the present reserve estimate. The potential to increase reserves is high because the mineralization can be extrapolated with high confidence to extend beyond the current drilling in the down dip direction and to the north. This drilling program is envisaged to commence during the second quarter of 1999 and include approximately 5,000 meters of core at a cost of approximately $500,000.

     The overall focus of management in the upcoming eighteen months will be permitting, securing additional sites required for process facility, infrastructure, waste disposition and the completion of the final feasibility study. A period of eighteen months is anticipated in the overall project schedule for permitting as well as completion of the final feasibility study, but there can be no assurance that these items will be completed as planned.

     In addition, continuation or completion of metallurgical testing, geotechnical and hydrological investigations, electrical power supply and concentrate sales agreements, and development and condemnation drilling will occur prior to completion of the final feasibility study. It is estimated that an additional $3 to $4 million will be spent for completion of the final feasibility study.

     VENEZUELAN MINING, ENVIRONMENT AND OTHER MATTERS

     Venezuelan mining operations are subject to laws of title that differ substantially from those of Canada and the United States, as well as to various mining and environmental rules and regulations that are similar in purpose to those in Canada and the United States, but more bureaucratically complex. The complexity of the Venezuelan mining laws is due to the numerous changes in and interpretations of mining statutes, some of which are generally considered outdated, and is further complicated by the necessity to acquire a number of concessions and/or contracts to secure all of the necessary rights to explore and mine a particular parcel of land. The following is a summary of the more significant Venezuelan mining and environmental laws and other laws and regulations that may affect the Company's operations on the Brisas property, but does not purport to be a comprehensive review of all laws or a complete analysis of all potential regulatory considerations related to the Brisas property.

     Current Venezuelan Mining Law
     -----------------------------
     The principal legislation governing the exploitation of mineral resources in Venezuela is the Mining Law of 1945, which has been supplemented through the years by various presidential, governmental and ministerial decrees, resolutions and interpretations (in its current form, the "Mining Law"). The Mining Law defines mining rights and concessions, and establishes standards for obtaining, exploring, evaluating, producing and extinguishing a concession. The Mining Law also requires that each concession be specific as to the minerals covered (gold, copper, silver, molybdenum, etc.) and area (near surface mineralization ("alluvial") or subsurface mineralization ("hardrock or veta")).

     Originally, the Mining Law provided for staked concessions as well as concessions issued at the discretion of the MEM. However, in 1977, the claim-staking provisions of the law were effectively eliminated by a presidential decree that reserved all minerals exclusively for Venezuela. Also, from January 1991 until July 1996, certain legislation granted CVG and its various subsidiaries the exclusive right in the State of Bolivar to explore, evaluate and mine diamonds and gold not previously awarded as MEM concessions. Consistent with this exclusive right, CVG attempted to exploit the potential resources of the region through mining contracts granted to private investors or joint venture arrangements with foreign and local companies. Most of those contracts or joint venture arrangements have been recognized as valid by the MEM and are still in force.

     The Mining Law creates three types of concessions, but only two types are common. The first, an exploration and production concession, grants the holder a two year exploration period with a possible one year extension. After the exploration period, an additional three years are allowed to start production on an alluvial concession and five additional years to start production on a hardrock concession. The second, a production ("exploitation") concession, does not provide for an exploration period, but it does have the same three and five year production requirements as stated above. A technical and economic feasibility study must be submitted to the MEM for approval within 18 months for alluvial concessionaires and within 36 months for hardrock concessionaires. Holders of concessions are required to report their activities to the MEM and must submit to routine inspections by MEM representatives to confirm compliance with the Mining Law.

     Although the Mining Law specifies a term of up to 40 years for concessions and a one-percent mining tax on all minerals except diamonds, the MEM has enhanced the benefit to Venezuela through Resolution 115. As outlined in this resolution, certain "special advantages" must be offered to Venezuela for an applicant to be granted a concession. These special advantages require that the concession applicant agree to certain additional terms, which might include a reduction in the life of the concession, an increase in the amount of royalties or mining taxes to be paid and the extent to which bonds or sureties must be posted to guarantee performance of the applicant's obligations. In addition, applicants may also be required to make certain improvements for the benefit of the concession property and the surrounding area, such as constructing and maintaining access roads, airstrips, schools and medical dispensaries, and must agree to train local employees in modern mining exploration and production techniques.

     Proposed Mining Law
     -------------------
     The Venezuelan Mining Committees in the Senate and House of Representatives have, for a number of years, been debating separate proposals that would either amend the existing Mining Law or create a new mining law. Throughout most of 1998, as in prior years, there was considerable debate, but little progress toward passing a law that is acceptable to industry, the MEM and Congressional Mining Committees. The Mining industry is lobbying for its own draft of a new mining law, which would return the provisions for claim-staking as provided in the original Mining Law. Other important changes could include all minerals in one concession, include both alluvial and veta mineralization in one concession, provide longer exploration periods and would require competitive mining tax rates and royalty rates, as compared to other countries that have an active mining industry. The recent presidential and congressional elections in 1998 will likely delay the progress of any possible modifications to the current mining law in 1999.

     Environmental Laws and Regulations
     ----------------------------------
     Venezuela's environmental laws and regulations are administered through the MARNR. The MARNR proscribes certain mining recovery methods deemed harmful to the environment and monitors concessionaires' activities to ensure compliance. Before the Company can begin construction and production at the Brisas property, it must obtain three different permits from the MARNR: (1) Permit to Occupy the Territory ("Occupation Permit"), (2) Permit to Affect for Exploration ("Exploration Permit") and (3) Permit to Affect for Construction and Exploitation ("Exploitation Permit"). Although not consistently applied in the past, regulations state that the MEM will apply for and obtain the Occupation Permit on behalf of those persons or entities applying for concessions before granting the concession title. Applicants submit an environmental questionnaire to MEM, which they in turn submit to the MARNR. The exploration permit for which Brisas applies for annually, is an authorization to perform only those activities relating to exploration, such as drilling, building of camps, cutting lines and trenching. The production permitting process is initiated by filing the proposed terms of reference, which when approved, will serve as the basis for an Environmental Impact Statement (EIS). The format for the EIS is stipulated in a 1996 law (decree #1257) and conforms to an international standard.

     The Company holds the Occupation Permit for the Brisas alluvial and hardrock concessions and plans to continue to apply for additional permits as further development dictates. Management believes that the alluvial and hardrock concessions should be exploited as one project. Because the law treats each concession separately, the Company plans to initiate discussions with the MEM and MARNR to seek alternatives to the duplication of environmental studies and permitting. There can be no assurance, however, that the Company's efforts to reduce such duplication will be successful.

     Taxes
     -----
     The Venezuelan tax law provides for a maximum corporate income tax rate on mining companies of thirty-four percent (34%). This rate applies to net income over approximately $32,000 depending on exchange rates. Other Venezuelan taxes that apply or may eventually apply to the Company's subsidiaries include a one percent (1%) tax on paid-in-capital (equity), a sixteen and one-half percent (16.5%) luxury goods and wholesale tax, which applies to goods and services, municipal taxes, which vary from one tenth of one percent (.1%) to ten percent

     (10%), import duties on mining equipment, which range from five (5%) to twenty (20%) percent, surface taxes, which are currently set at less than $1 per hectare per concession, and exploitation taxes, which range from one percent (1%) to seven percent (7%) depending on the metal and whether it is sold domestically or exported. Brisas currently pays luxury goods and wholesale taxes on certain purchases within Venezuela and expects that taxes on revenue generated from the future sale, if any, of gold to the Central Bank of Venezuela will result in a refund of these taxes. To date, the Company has paid or accrued approximately $1.3 million of luxury goods and wholesale taxes. Venezuela offers certain exemptions from the luxury goods and wholesale taxes and import duties to mining companies. Management expects to apply for exoneration in the future.

     Political and Economic Situation
     --------------------------------
     In November and December of 1998, Venezuela held elections for state Governors, Congress and Presidency. The results of these elections demonstrate the high level of dissatisfaction Venezuela's voters have with the country's established political parties. The new President, Hugo Chavez Frias, has promised profound changes including a new constitution and a war against corruption. Venezuela has frequently suffered high inflation over the past decade, with 1998 and 1997 inflation being approximately 29.9% and 37.6%, respectively. Despite the political uncertainty created by the elections, the currency has not depreciated as much as expected. A 10.8% annual devaluation compared to the 29.9% inflation rate has added to the concern of overvaluation which is estimated to be between 40% and 50%. Drastically lower oil prices caused a decline of GDP of 0.7% compared to a 1997 increase of' 5.7%. With Venezuela's 1999 budget deficit estimated at $7 to $9 billion, the new administration may be forced to consider a currency devaluation.

     Gold Sales
     ----------
     The Central Bank of Venezuela (BCV) allows gold mining companies to sell up to 85 percent of their production on the international market. The remaining 15 percent must be sold to the BCV at the current market price, which is paid in Venezuelan currency. Gold sold to parties other than the BCV will be assessed a mining tax (currently 1 percent of the value of' production) plus whatever additional royalty that was agreed to by special advantage. In the Company's case, gold sold internationally will be assessed a combined maximum rate of four percent of gold produced. If gold is sold to the BCV, no royalty is assessed and the maximum mining tax would be one percent of the value of gold sold.

     Labor
     -----
     Venezuela has extensive labor laws and regulations. During 1998, Venezuela entered into major agreements with the public and private sectors on new social security laws, which are expected to improve benefit plans for employees. Management plans to fill as many positions as possible with Venezuelan nationals. It is anticipated that, in the initial stages of the Brisas property project, approximately 95 percent of the workforce will be Venezuelan. In order to maintain or exceed this level, the Company will implement an extensive training program over the life of the project on the Brisas property. Management plans to draw on Venezuela's large industrial base to staff many of its positions, but the experience base for large-scale mining and milling operations in Venezuela is limited.
     The Brisas property project will draw on the Puerto Ordaz area to fill a significant portion of the required management, engineering and administration staff with the remaining positions to be filled from the local (Las Claritas) area.


     ITEM 3. Legal Proceedings

     Management is unaware of any legal proceedings, either threatened or pending, to which the Company is or is likely to be a party, or of which any of its properties or assets is or is likely to be the subject, that are material to the business and affairs of the Company.


     ITEM 4. Control of Registrant

     To the best of the Company's knowledge, no person beneficially owns, directly or indirectly or exercises control or direction over, shares carrying more than 5% of the voting rights attached to the Company's issued and outstanding common shares as of the date of this report other than shown in the table below.

                                                     Amount of
                                                     Beneficial
                                                     Ownership      Percent
                                                     -------------  -------
     Blue Grotto Trading Ltd.                        1,198,400         5.2%
     Directors and officers as a group (11 persons)  3,247,929 (1)    12.5%

     (1) includes 2,089,492 shares subject to options exercisable within 60 days.

     A special meeting of shareholders was scheduled for December 30, 1998, in Spokane, Washington, to obtain approval of a plan of reorganization whereby Gold Reserve Corporation would become a subsidiary of Gold Reserve Inc., the successor issuer. Gold Reserve Corporation failed to obtain a quorum at its original meeting and after a number of postponements, subsequently obtained a quorum and the minimum affirmative vote of 66 2/3% of shareholders entitled to vote on February 4, 1999.

     ITEM 5. Nature of Trading Market

     The Class A common shares of the Company are traded on The Toronto Stock Exchange ("TSE"), under the symbol "GLR.A" and on the NASDAQ SmallCap Market under the symbol "GLDR". Neither the equity units nor the underlying Class B common shares of each of Gold Reserve Inc. and Gold Reserve Corporation are listed for trading on any exchange. The plan of reorganization, whereby Gold Reserve Inc. (the successor issuer) became the parent company of Gold Reserve Corporation, was not completed until February 1999. As a result, the following table sets out the high and low quarterly prices per Gold Reserve Corporation common share for 1998 and 1997, as reported by the TSE and NASDAQ.


                          TSE                                 NASDAQ
                          ---------------------------------   ---------------------------------
                          1998              1997              1998              1997
                          ---------------   ---------------   ---------------   ---------------
                          High     Low      High     Low      High     Low      High     Low
                          ------   ------   ------   ------   ------   ------   ------   ------
                          Canadian Dollars                    U.S. Dollars
      First Quarter       $ 5.35   $ 3.10   $15.60   $ 9.65   $ 3.75   $ 2.25   $11.50   $ 7.38
      Second Quarter        5.40     2.50    14.00     9.80     3.75     1.75     9.63     7.00
      Third Quarter         3.19     1.40    11.80     7.80     2.00     0.88     8.50     5.50
      Fourth Quarter        3.00     1.38    11.15     2.35     1.88     0.88     8.00     1.75


     On March 31, 1999, the closing price for a Class A common share of the Company was $1.88 per share (Canadian Dollars) on the TSE and $1.06 per share on NASDAQ.

     The number of holders of common shares of record on March 31, 1999 was approximately 1,200. Based on recent mailings to its shareholders, the Company believes its common shares are owned beneficially by approximately 10,000 shareholders. An estimated 76% of the Company's shareholders are Canadian who own approximately 62% of the Company's outstanding shares, with the remaining shareholders, primarily U.S. holders, owning the remaining outstanding shares.

     The Company has not declared cash or share dividends on its common shares since 1984 and has no present plans to pay any cash or share dividends on its common shares. The Company will only declare dividends in the future if the earnings and capital of the Company are sufficient to justify the payment of such dividends.

     ITEM 6. Exchange Controls and Other Limitations Affecting Security
             Holders

     There are no Canadian laws that restrict the export or import of capital, including foreign exchange controls, or that affect the payment of dividends to non-resident holders, except as described in
     Item 7 below.

     Presently, the Company does not carry on any business in Canada. If, however, in the future the Company carries on a Canadian business, as defined in the Investment Canada Act, an acquisition of control of the Company by non-Canadians will be subject to the Investment Canada Act. The Investment Canada Act provides, among other things, that any non-Canadian, as defined in the Investment Canada Act, proposing to acquire control of a Canadian business through the acquisition of voting shares or the acquisition of all or substantially all the assets of the Canadian business must give notice in the prescribed form to Investment Canada, an agency of the Canadian government, and may be required to obtain approval from Investment Canada prior to implementation of such acquisition. The term "non-Canadian" is defined in the Investment Canada Act to include an individual who is neither a citizen nor a permanent resident of Canada, a foreign government or any corporation or other entity that is not Canadian-controlled.

     The Investment Canada Act deems that the acquisition of a majority of the voting shares of a corporation by a non-Canadian constitutes acquisition of control of such corporation. The acquisition of one-third or more (but less than a majority) of the voting shares of a corporation by a non-Canadian is presumed to be an acquisition of control of the corporation unless it can be established that the acquiror does not in fact control the corporation through the ownership of voting shares. The acquisition of less than one-third of the voting shares of a corporation is deemed not to be an acquisition of control of the corporation. If an acquisition of control of a corporation is made in contravention of the Investment Canada Act, a court of competent jurisdiction may make any order it thinks fit, including requiring the acquiror to divest its shares of the corporation.

     Except as described above, statutes in Canada and the Yukon Territory and the charter documents of the Company do not restrict the right of non-resident or foreign owners to hold or vote common shares of the Company.

     At the 1997 annual meeting of Gold Reserve Corporation shareholders, a "Shareholder Rights Plan" was voted upon and approved. As part of the 1999 reorganization described in Note 1 of the consolidated financial statements, the Shareholder Rights Plan was assumed by the successor issuer Gold Reserve Inc. The Shareholder Rights Plan is intended to give adequate time for shareholders of the Company to properly assess the merits of a take-over bid without pressure and to allow competing bids to emerge. The Shareholder Rights Plan is designed to give the board of directors time to consider alternatives to allow shareholders to receive full and fair value for their common shares. One right is issued in respect of each outstanding share. The rights become exercisable only when a person, including any party related to it or acting jointly with it, acquires or announces its intention to acquire 20 percent or more of the Company's outstanding shares without complying with the "permitted bid" provisions of the Shareholder Rights Plan. Each right would, on exercise, entitle the holder, other than the acquiring person and related persons, to purchase common shares of the Company at a 50% discount to the market price at the time.


     ITEM 7. Taxation

     The following is a summary of certain Canadian federal income tax considerations, pursuant to the Income Tax Act (Canada) (the "Tax
     Act), generally applicable to holders of common shares who, for purposes of the Tax Act are not resident and are not deemed to be resident in Canada, do not carry on an insurance business in Canada, hold the common shares as capital property and do not use or hold, and are not deemed to use or hold, common shares in the course of carrying on a business in Canada.

     Holders of common shares who are non-residents of Canada will not be subject to Canadian federal income tax for dispositions of common shares unless such holder, together with non-arm's length persons, owned 25% or more of the shares of any class of capital stock of the Company at any time within the previous 5 years. Where the holder, together with such non-arm's length persons, has held 25% or more of the shares of any class of capital stock of the Company in the previous 5 year period, such holder will be subject to Canadian income tax for such dispositions unless the applicable tax treaty (if any) between Canada and the country in which such holder resides provides that Canadian income tax is not applicable. For instance, the Canada-US. Income Tax Convention (1980) (the "Canada-US Treaty") provides that Canadian income tax will not be applicable to a disposition of common shares by a holder thereof who is resident in the United States for the purposes of the Canada-U.S. Treaty.

     Dividends paid or credited, or deemed to be paid, to shareholders that are non-residents of Canada for purposes of the Tax Act will be subject to Canadian withholding tax. The rate of Canadian withholding tax on dividends, pursuant to the Tax Act is 25%, subject to any reduction in the provisions of a tax treaty between Canada and the country in which the recipient is resident. The Canada-U.S. Treaty provides for a general reduction in the rate of Canadian withholding tax to residents of the United States. The withholding tax rate on dividends paid to United States residents, who are beneficial owners of the dividends, is reduced to 15% by the provisions of the Canada U.S. Treaty. The withholding rate is further reduced to 5% in the case of a recipient that is a United States corporation which beneficially owns at least 10% of the voting shares of a Canadian company.

     The following is a summary of certain material U.S. federal income tax consequences generally applicable to U.S. holders of the Company's common shares. This summary does not address tax treatment under applicable state, local, foreign or other tax laws and generally does not take account of rules that may apply to U.S. holders that are subject to special treatment, including, without limitation: (1) insurance companies, dealers in securities, certain retirement plans, financial institutions, tax exempt organizations or holders of securities held as part of a "straddle," "hedge" or "conversion transaction" with other investments and taxpayers whose functional currency is not the United States dollar or (2) shareholders owning directly, indirectly or by attribution, 10% or more of the Company's common shares.

     Shareholders are urged to consult their own tax advisors as to the particular tax consequences to them. For purposes of this discussion, a "U.S. Holder" is any shareholder that is a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, or an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source. A "Non-U.S. Holder" is any shareholder other than a U.S. Holder. The discussion below assumes that the Company's common shares are held as a capital asset.

     UNITED STATES FEDERAL INCOME TAXATION OF DIVIDENDS FOR U.S. HOLDERS.

     For U.S. federal income tax purposes, the gross amount of dividends paid by the Company to U.S. Holders will be treated as foreign source dividend income to the extent paid out of current or accumulated earnings and profits. These dividends will not be eligible for the dividends received deduction generally allowed to U.S. corporate shareholders on dividends from U.S. domestic corporations. To the extent that an amount received by a U.S. Holder exceeds the allocable share of current and accumulated earnings and profits, such excess will be applied first to reduce such U.S. Holder's tax basis in its shares and then, to the extent in excess of such U.S. Holder's tax basis, such excess will constitute gain from a deemed sale or exchange of such shares. For U.S. foreign tax credit purposes, dividends on the shares will generally constitute "passive income," or, in the case of certain U.S. Holders, "financial services income." U.S. Holders may elect annually to either deduct Canadian withholding tax against their income or to credit the withholding taxes against their U.S. tax liability, subject to U.S. foreign tax credit limitation rules.

     CLASSIFICATION OF THE COMPANY AS A CONTROLLED FOREIGN CORPORATION

     Under Section 951 (a) of the Internal Revenue Code (the "Code"), each "United States shareholder" of a "controlled foreign corporation" ("CFC") must include in its gross income for U.S. federal income tax purposes its pro rata share of the CFC's "subpart F income," even if the subpart F income is not distributed. In addition, gain on the sale of stock in a CFC realized by a United States shareholder is treated as ordinary income to the extent of such shareholder's propor-tionate share of the CFC's undistributed earnings and profits accumu-lated during such shareholder's holding period for the stock.
     Section 951 (b) of the Code defines a United States shareholder ("U.S. Shareholder") as any U.S. corporation, citizen, resident or other U.S. person who owns (directly or through certain deemed ownership rules) 10% or more of the total combined voting power of all classes of stock of a foreign corporation. In general, a foreign corporation is treated as a CFC only if such U.S. Shareholders collectively own more than 50% of the total combined voting power or total value of the corporation's stock. Under these rules the Company does not expect to be a CFC. If the Company is treated as a CFC, the Company's status as a CFC should have no adverse effect on any shareholder of the Company that is not a U.S. Shareholder.

     PASSIVE FOREIGN INVESTMENT COMPANY STATUS

     Sections 1291 through 1298 of the Code contain special rules applicable with respect to foreign corporations that are "passive foreign investment companies" ("PFICs"). The Company will be a PFIC if 75% or more of its gross income (including a pro rata share of the gross income of any company (United States or foreign) in which the Company is considered to own 25% or more of the shares by value) in a taxable year is passive income. Alternatively, the Company will be considered to be a PFIC if at least 50% of the assets (averaged over the four quarter ends for the year) of the Company (including a pro rata share of the assets of any company of which the Company is considered to own 25% or more of the shares by value) in a taxable year are held for the production of, or produce, passive income. If the Company becomes a PFIC, each shareholder who is a U.S. person, in the absence of an election by such shareholder to treat the Company as a "qualified electing fund" (a "QEF" election), as discussed below, would, upon certain distributions by the Company or upon disposition of the Company shares at a gain, be liable to pay tax at the highest tax rate on ordinary income in effect for each period to which the income is allocated plus interest on the tax, as if the distribution or gain had been recognized ratably over the taxpayer's holding period for the Company's common shares while the Company was a PFIC. Additionally, were the Company to become a PFIC, U.S. Holders who acquire the Company's common shares from decedents would be denied the normally available step-up of the income tax basis for such shares to fair market value at the date of death and, instead, would have a tax basis equal to the decedent's basis, if lower.

     If the Company is a PFIC and a U.S. Holder has made a QEF election for all taxable years that such holder holds the shares of the Company, distributions and gain will not be taxed as if recognized ratably over the taxpayer's holding period or subject to an interest charge, gain on the sales of the Company's shares will be characterized as capital gain and the denial of basis step-up at death described above would not apply. Instead, a shareholder of such a QEF is required for each taxable year the company qualifies as a PFIC to include in income a pro rata share of the ordinary earnings of the QEF as ordinary income and a pro rata share of the net capital gain of the QEF as long-term capital gain, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge.

     The Company, at the request of a shareholder electing to have the Company treated as a QEF, will comply with the applicable information reporting requirements.

     For taxable years beginning after 1997, a U.S. Holder of certain publicly traded PFIC stock can elect to mark the stock to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the holder's fair market value of the PFIC stock and the adjusted basis in the PFIC stock. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. Holder under the election for prior taxable years. If the mark-to-market election were made, then the rules set forth above would not apply for periods covered by the election.

     Following the reorganization, there is a substantial risk that the Company will be a PFIC. U.S. Holders who hold the Company Class A common shares during a period when the Company is a PFIC will be subject to the foregoing rules, even if the Company ceases to be a PFIC, subject to certain exceptions for U.S. Holders who made a QEF election. The Company intends to monitor its status under the PFIC rules and, in the event that the Company makes a determination that it is a PFIC for any taxable year, it will promptly notify its U.S. Holders of such determination and will provide its U.S. Holders with the information needed to make a QEF election. If the Company becomes a PFIC, a U.S. Holder who makes a QEF election for the year in which the Company becomes a PFIC (and complies with certain U.S. federal income tax reporting requirements) should not have any material adverse U.S. federal income tax consequences provided that the Company, on a single entity basis, has no ordinary earnings or net capital gains in the years in which it is a PFIC. The Company believes that it will not have any such ordinary earnings or net capital gains in the years in which it may be a PFIC. However, no assurance can be given as to this. U.S. Holders are urged to consult their tax advisors concerning the application of the U.S. federal income tax rules governing PFICs in their particular circumstances.

     ITEM 8. Selected Financial Data

     The selected financial data set forth below for the years ended December 31, 1998, 1997, 1996, 1995 and 1994 are derived from the Company's audited financial statements and should be read in conjunction with the Company's consolidated financial statements and notes thereto appearing elsewhere herein and Management's Discussion and Analysis of Financial Condition and Results of Operations. The following selected financial data have been prepared on the basis of accounting principles generally accepted in Canada.

                                 1998         1997         1996         1995         1994
                                 ----------   ----------   ----------   ----------   ----------
                                 (in thousands of dollars, except share and per share amounts)
      Other income               $    1,410   $    1,806   $    1,624   $    1,537   $    1,107
      Net loss                       (2,450)      (1,533)        (830)        (337)     (23,740)
      Loss per common share(1)        (0.11)       (0.07)       (0.04)       (0.02)       (1.68)
      Total assets(3)                66,919       73,282       73,769       52,176       43,184

      Contract payable                   --           --           --          187          124
      Shareholders' equity(4)        64,713       66,538       67,191       46,987       37,821
      Common shares:
        Issued                   23,191,767   22,918,143   22,703,811   20,476,688   18,929,668
        Outstanding(2)           22,720,329   22,437,099   22,222,767   19,995,644   18,577,175


     (1)  Basic and diluted
     (2) Great Basin and MegaGold, each consolidated subsidiaries of the Company, own common shares of the Company, representing an indirect investment in itself. The Company's proportionate ownership interest in the common shares held by these entities represents the difference between issued and outstanding shares.
     (3) Total assets prepared in accordance with U.S. generally accepted accounting principles at December 31, 1998, 1997, 1996, 1995 and 1994 were $66,907, $73,293, $73,772, $52,262 and $ 43,263, respectively.
     (4) Total shareholders' equity prepared in accordance with U.S. generally accepted accounting principles at December 31, 1998, 1997, 1996, 1995 and 1994 was $64,702, $66,549, $67,193, $47,073
          and $37,900, respectively.

     The Company has not declared cash or stock dividends on its common shares since 1984 and has no present plans to pay any cash or share dividends. The Company will declare cash or share dividends in the future only if earnings and capital of the Company are sufficient to justify the payment of such dividends.

     ITEM 9. Management's Discussion and Analysis of Financial Condition and Results of Operations

     FORMATION OF CANADIAN PARENT

     In February 1999, the shareholders of Gold Reserve Corporation, a Montana corporation formed in 1956, approved a plan of reorganization whereby Gold Reserve Corporation became a subsidiary of the Gold Reserve Inc. Gold Reserve Inc. is the successor issuer to Gold Reserve Corporation. The primary purpose of the formation of a Canadian parent was to expand the group's profile among Canadian investors who generally are significant investors in resource companies.

     Because the reorganization did not take place until February 1999, the financial statements that are presented in this annual report on Form 20-F are those of Gold Reserve Corporation and subsidiaries as of and for the years ended December 31, 1998, 1997 and 1996. The financial position of the consolidated group subsequent to the reorganization was substantially the same as prior to the reorganization except for the exchange of approximately 2.3 million Gold Reserve Corporation common shares for an equal number of equity units in lieu of Gold Reserve Inc. Class A common shares. The proforma effect of the reorganization is summarized in Note 1 to the consolidated financial statements of Gold Reserve Corporation.

     OVERVIEW

     Since 1992, management's primary focus has been the exploration and more recently the development of its Brisas property in Venezuela.
     The Company has no revenue or cashflow from mining operations and has experienced losses from operations for each of the last five years, a trend management expects to continue for the next several years as the result of, among other factors, increased expenditures associated with the corporate management of activities on the Brisas property as well as other exploration expenses not associated with the Brisas property.

     Significant events must occur before commercial production on the Brisas property can begin. These include the completion of the final feasibility study, acquisition of additional infrastructure sites, the procurement of all necessary regulatory permits and approvals and the procurement of adequate funding. Given the successful completion of the milestones necessary to begin construction of the mine facility, initial production is not expected to commence any earlier than late 2001.

     The consolidated results of operations for the years presented consist of expenses related to activities other than those directly associated with the Brisas property, which have been capitalized, partially offset by interest income from invested funds.

     LIQUIDITY AND CAPITAL RESOURCES
     Investing
     ---------
     Total 1998 expenditures on the Brisas property approximated $2.5 million, primarily expenditures associated with the completion of a pre-feasibility study. On a cumulative basis since inception, the Company has expended approximately $63.4 million on the Brisas property. These costs include property and mineral rights expenditures of $11.1 million, capitalized exploration and development costs and equipment expenditures of $29.8 million and prior litigation settlement costs of $22.5 million (which were expensed in 1994).

     Amounts recorded as property, plant and equipment (capitalized exploration and development costs) include all costs associated with the Brisas property, including personnel and related administrative expenditures incurred in Venezuela, drilling, pre-feasibility and related costs, capitalized interest expenses, and general support costs related to the Brisas property.

     The overall budgeted corporate expenditures for 1999, excluding interest income estimated at approximately $1 million, is estimated at $5.6 million. Approximately $2.4 million will be spent on the Brisas property, primarily to complete the feasibility study. The remaining budgeted expenditures relate to general corporate activities including future exploration activities other than on the Brisas property.

     The recovery plant, as presently proposed in the Brisas pre-feasibility report, is expected to consist of a conventional 55,000 tonne per day, gravity/flotation/cyanidation process facility. This facility is expected to cost an estimated $350 to $400 million, including ongoing life of mine capital requirements and working capital needs. The ultimate design and cost of the plant and associated expenditures are subject to the results of the final feasibility study.

     Various permitting required for the Brisas property (primarily the EIS) is ongoing and approvals from the MEM and the MARNR are expected during 1999 and 2000. Final development of the Brisas property is dependent upon the future price of gold and copper, completion of a bankable feasibility study, obtaining adequate financing, and obtaining the appropriate environmental and operating permits. Construction is expected to commence after the receipt of the necessary operating and environmental permits and as gold and copper prices warrant. Under the timetable presently contemplated by the Company, initial production would commence no earlier than late 2001.

     Financing
     ---------
     As of March 31, 1999, the Company held approximately $22.5 million in cash and investments. Management anticipates that its current cash and investment position are adequate to cover estimated operational and capital expenditures associated with the activities on the Brisas property as well as for general corporate activities into the year 2000.

     General corporate business and activities associated with the Brisas property have historically been financed through the sale of equity. Since 1992, approximately $68 million in equity financing has been raised to support business activities of the Company.

     Future costs of placing the Brisas property or additional future properties into production, if warranted, will require additional financing which is expected to be a combination of the sale of equity, bank borrowings and/or other means. Management does not plan to raise funds through the sale of equity or debt for the next 18 to 24 months. Whether and to what extent additional or alternative financing options are pursued by the Company depends on a number of important factors, including if and when mine development activities are commenced on the Brisas property, management's assessment of the financial markets, the price of gold and copper, the acquisition of additional properties and the overall capital requirements of the consolidated group.

     Whether management would in the future pursue alternatives to commercial development of the Brisas property including the sale of the Brisas property or a joint development or similar arrangement with another company to develop the Brisas property cannot presently be determined. Management has not entered into discussions with any other mining company in this regard, nor has it shared any of its exploration data.

     RESULTS OF OPERATIONS
     1998 Compared to 1997
     ---------------------
     The consolidated net loss for the year ended December 31, 1998 was $2,450,020 or $0.11 per share, an increase of approximately $917,000 from the prior year. Other income for 1998 amounted to $1,410,179, which is a decrease of approximately $396,000 from the previous year. The decrease in other income is principally due to lower returns on lower levels of invested cash. Operating expenses for the year amounted to $3,860,199, which is an increase over the prior year of approximately $521,000. The increase in operating expense is primarily attributable to an increase in legal and accounting costs as a result of the reorganization.

     1997 Compared to 1996
     ---------------------
     The consolidated net loss for the year ended December 31, 1997 was $1,532,801 or $0.07 per share, an increase of approximately $703,000 over the prior year. Other income for 1997 amounted to $1,806,309, which is an increase of approximately $182,000 from the previous year. The increase in other income is principally due to higher returns on invested cash. Operating expenses for the year amounted to $3,339,110, which is an increase over the prior year of approximately $885,000. The increase in operating expense was primarily related to costs associated with the addition of new officers and employees.

     YEAR 2000 READINESS

     Management has made an assessment of its requirements regarding Year 2000 issues, which generally refers to the inability of hardware, software and control systems to correctly identify two-digit references to specific years, beginning with the Year 2000. This assessment focused on the impact of the lack of Year 2000 compliance upon the Company in three major areas; (1) internal systems under the control of the Company; (2) systems of third party suppliers or contractors; and (3) systems maintained by governmental agencies and major public and private service providers located in Venezuela. Management's evaluation of Year 2000 readiness is expected to cost less than $10,000.

     Internally, the Company's present business operations are not dependent upon sophisticated information systems. Management has concluded that Year 2000 issues as they relate to internal systems will not materially impact operations and no contingency plans have been developed. The Company is not aware at this time of any material relationships with third party suppliers, which if such suppliers had significant Year 2000 problems, may have a material impact upon the Company. To that end, the ongoing Brisas feasibility study is expected to include an evaluation of Year 2000 readiness as it relates to the proposed future development of the Brisas property. Although management believes that the feasibility study will address such issues and provide for contingency plans, the study is not yet complete and subsequent analysis may lead to discovery of material issues or costs.

     The Brisas property is located in Venezuela and, as a result, Year 2000 readiness of governmental agencies and public and private service providers within Venezuela may have a significant impact upon future operations. The Company is not aware of any published reports documenting the Year 2000 compliance efforts and progress of such governmental agencies and major public and private service providers located in Venezuela.

     Compliance-related failures of future material third-party suppliers and contractors providing services directly to the Company or failures related to governmental agencies and public and private service providers within Venezuela could be significant and could cause an interruption of business that could be material to the Company.

     Based on the current information available, the significance of Year 2000 difficulties which might be experienced by others outside the Company's control, the magnitude of future business disruption, if any, and the costs of such disruption cannot be determined at this time.

     ITEM 9a. Quantitative and Qualitative Disclosures about Market Risk

     The carrying amounts for cash and cash equivalents, accrued interest, advances and accounts payable on the balance sheet approximate fair value because of the immediate or short-term maturity of these instruments. Fair value estimates are made at the balance sheet date based on relevant market information but involve uncertainties and therefore cannot be determined with precision. In order to limit its market risk, the Company diversifies its cash and investment holdings into U.S. treasury and agency obligations and major financial institutions and corporations. The fair values of investments in marketable securities are disclosed in Note 2 to the Consolidated Financial Statements.


     ITEM 10. Directors and Officers of the Company

     The Board of Directors of Gold Reserve Inc. presently consists of seven members. All directors presently serve until the next annual meeting of the Company's shareholders or until their successors are elected and have qualified. The Board of Directors appoints officers. The following sets forth certain information regarding the Company's Board of Directors and executive officers. The time periods referred to below reflect the period of time the individual has been a director or officer of the Company or Gold Reserve Corporation, the predecessor issuer.

     ROCKNE J. TIMM - 53           PRESIDENT, CHIEF EXECUTIVE OFFICER AND
                                   DIRECTOR
     Mr. Timm became Treasurer and a director in March 1984, and became President and Chief Executive Officer in August 1988. He was a director of Neptune Resources Inc. and its successor, Northwest Gold Corp., from 1987 to 1993 and Vice President of Finance, Treasurer and Chief Financial Officer of Pegasus Gold Inc. from 1981 to 1987. Mr. Timm is also President and a director of Great Basin and MegaGold, and a director and an executive officer of each of the Company's foreign subsidiaries. Mr. Timm resides in Spokane, Washington.

     A. DOUGLAS BELANGER - 45      EXECUTIVE VICE PRESIDENT AND DIRECTOR
     Mr. Belanger became Executive Vice President and a director in August 1988 and was Secretary from June 1993 through December 1996. He also serves as Vice President and a director of Great Basin and MegaGold, and a director and an executive officer of each of the Company's foreign subsidiaries. Mr. Belanger served as Vice President for corporate affairs of Pegasus Gold Inc. from April 1982 to June 1987. Mr. Belanger resides in Spokane, Washington.

     JAMES P. GEYER - 47           SENIOR VICE PRESIDENT AND DIRECTOR
     Mr. Geyer became Senior Vice President in January 1997 and a director in June 1997. He has also been a director of Wheaton River Minerals since 1995. During the previous 10 years, Mr. Geyer was employed by Pegasus Gold Inc., most recently as Vice President of Operations.

     Mr. Geyer has 25 years experience in underground and open-pit mining and has held various engineering and operations positions with AMAX and ASARCO. Mr. Geyer has a Bachelor of Science degree in mining engineering from the Colorado School of Mines. Mr. Geyer resides in Spokane, Washington.

     PATRICK D. MCCHESNEY - 49     DIRECTOR
     Mr. McChesney became a director in August 1988 and was Vice President of Finance until March 1993 and was Chief Financial Officer from August 1988 until June 1993. Since March 1996, Mr. McChesney has served as President of LMO Test Systems, Inc. He is also a director of MegaGold. From 1983 through June 1987, Mr. McChesney was Controller of Pegasus Gold Inc. Mr. McChesney is a certified public accountant and resides in Spokane, Washington.

     JEAN CHARLES POTVIN - 45      DIRECTOR
     Mr. Potvin became a director in November 1993 and since 1993 has also been a director and Chairman and Chief Executive Officer of Tiomin Resources Inc., and President and Chief Executive Officer and a director of Pangea Goldfields, Inc. Prior to becoming a director, Mr. Potvin was Senior Gold Mining Analyst, Vice President and a director of Nesbitt Burns Inc. (formerly Burns Fry Ltd.), a major Canadian investment dealer. Mr. Potvin resides in Toronto, Ontario.

     JAMES H. COLEMAN - 48         DIRECTOR
     Mr. Coleman became a director in February 1994 and is a senior partner and Chairman of the Executive Committee of the law firm of Macleod Dixon of Calgary, Alberta, counsel to the Company. Mr. Coleman has been with Macleod Dixon since 1974. He is also a director of Total Resources (Canada) Limited, McCarthy Corporation plc, Energold Mining Ltd., Parys Mountain Mines Ltd., ENVIROFX, Net Shepherd Inc., Pangea Goldfields, Inc. and Anadime Corp. From 1989 to 1993 he was a director of Northwest Gold Corp. and from 1988 to 1995 was a director of Ranchmen's Resources Ltd. Mr. Coleman is also a director of Great Basin and MegaGold. Mr. Coleman resides in Calgary, Alberta.

     CHRIS D. MIKKELSEN - 47       DIRECTOR
     Mr. Mikkelsen became a director in June 1997 and has been a principal in the accounting firm of McDirmid, Mikkelsen & Secrest, P.S., since 1976. He is a certified public accountant with an extensive background in providing operational and tax advice to a wide variety of clients and businesses. Mr. Mikkelsen is also a director of Great Basin and MegaGold. Mr. Mikkelsen resides in Spokane, Washington.

     ROBERT A. MCGUINNESS - 43     VICE PRESIDENT OF FINANCE AND CHIEF
                                   FINANCIAL OFFICER
     Mr. McGuinness became Vice President of Finance in March 1993 and Chief Financial Officer in June 1993. Mr. McGuinness is also Vice President of Finance and Chief Financial Officer of Great Basin and MegaGold. Prior to 1993, Mr. McGuinness served as the financial officer for several domestic and internationally-based companies specializing in electronics and biotechnology as well as an auditor with PricewaterhouseCoopers LLP. Mr. McGuinness is a certified public accountant and resides in Spokane, Washington.

     RICHARD J. KEHMEIER - 51      VICE PRESIDENT OF EXPLORATION
     Mr. Kehmeier became Vice President of Exploration in November 1996. During the previous three years, Mr. Kehmeier was a geological consultant to the mining industry. Mr. Kehmeier was Vice President of Exploration for Atlas Corporation from 1990 to 1993. Prior to that time, Mr. Kehmeier worked for Atlas in various field and management positions. Mr. Kehmeier has a Bachelor of Science and a Master of Science in geological engineering and geology from the Colorado School of Mines. He has over 28 years of experience in mining and exploration. He resides in Spokane, Washington.

     MARY E. SMITH - 46            VICE PRESIDENT OF ADMINISTRATION AND
                                   SECRETARY
     Ms. Smith became Vice President of Administration and Secretary in January 1997. During the previous 16 years, she was employed by Pegasus Gold Inc. in several administrative positions and most recently as Manager of Compensation and Benefits for Pegasus Gold Inc. Ms. Smith is also the Vice President of Administration and Secretary for Great Basin and MegaGold. She resides in Colbert, Washington.

     DOUGLAS E. STEWART - 47       VICE PRESIDENT PROJECT DEVELOPMENT
     Mr. Stewart became Vice President of Project Development in April 1997. During the previous six years, Mr. Stewart was employed by Pegasus Gold Inc., most recently as General Manager of the Florida Canyon Mine. Mr. Stewart has over 24 years experience in the mining industry that includes various management positions with FMC Corporation, Getty Oil Minerals Division, Consolidated Coal Company and AMAX Coal Company. Mr. Stewart has a Bachelor of Science degree in mining engineering from South Dakota School of Mines and Technology. Mr. Stewart resides in Lone Tree, Colorado.

     SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Exchange Act, requires the directors and executive officers, and persons who own more than 10% of a registered class of the equity securities of Gold Reserve Corporation, to file initial reports of ownership and reports of changes in ownership with the Securities and Exchange Commission (the "Commission"). Such persons are required by Commission regulations to furnish the Company with copies of all Section 16(a) forms they file. Based solely on its review of copies of such reports made pursuant to Section 16(a) of the Exchange Act and related regulations, the Company believes that during the year ended December 31, 1998, all filing requirements applicable to its directors, executive officers and 10% shareholders were satisfied.

     ITEM 11. Compensation of Directors and Officers

     For purposes of the following compensation disclosure, references to the Company in respect of 1998 and prior periods are references to Gold Reserve Corporation, the predecessor issuer. As a result of the reorganization which was completed in February 1999, whereby Gold Reserve Corporation became a subsidiary of Gold Reserve Inc., the stock option plans noted below were amended and adopted by Gold Reserve Inc. (the successor issuer). The KSOP Plan remains with and continues to be administered by Gold Reserve Corporation although future shares issued pursuant to the KSOP Plan will be Gold Reserve Inc. Class A common shares.

     The following table sets forth the compensation paid by the Company to the Chief Executive Officer and to each of the next four most highly compensated executive officers who were serving at December 31, 1998 (the "Named Executive Officers").

                                                                                       Long-term
                                                    Annual Compensation                Compensation
                                                    ---------------------------------  ------------------
                                                                                       (#) Securities
                                                                                       Underlying Options   ($) All Other
      Name and Principal Position            Year   Salary $   Bonus $(5)   Other ($)  Granted(1)           Compensation (2)
      ------------------------------------   ----   --------   -----------  ---------  ------------------   ----------------
      Rockne J. Timm                         1998   $195,000   (3)$ 60,000     $   --    (7)   656,700          $ 30,000
      President and Chief Executive Officer  1997    195,000        60,000         --          535,500            30,000
                                             1996    165,000        56,700         --          390,500            30,000

      A Douglas Belanger                     1998    175,000   (3)  50,000         --    (7)   543,955            30,000
      Executive Vice President               1997    175,000        50,000         --          473,955            30,000
                                             1996    132,000        43,200         --          353,500            30,000

      James P. Geyer (4)                     1998    175,000        29,023         --    (7)   254,209            22,500
      Senior Vice President                  1997    168,509        44,063         --          190,000                --
                                             1996         --            --         --               --                --

      Richard J. Kehmeier (4)                1998    120,000        25,609         --    (7)   135,278            30,000
      Vice President   Exploration           1997    103,000            --  (6)$2,586           90,000                --
                                             1996     15,000            --         --               --                --

      Robert A. McGuinness                   1998    120,000        30,000         --    (7)   276,622            30,000
      Vice President Finance and CFO         1997    120,000        25,000         --          208,205            30,000
                                             1996     93,000        28,925         --          120,985            25,160

      All officers and directors             1998    946,000       284,241         --    (7) 2,599,439           173,428
      as a group (11 individuals)            1997    898,470       276,313      4,041        2,134,767            90,000
                                             1996    405,000       188,825         --        1,195,470            85,160


     There were no awards of restricted shares or LTIP payouts. No pension, retirement or similar plans are maintained by the Company other than those discussed below.

     1) The number of common shares issuable to the Named Executive Officers pursuant to options held at the end of each reported period.
     2) The dollar value of common shares purchased under the Company's combined 401(k) salary reduction and employee stock purchase plan and allocated to the account of each Named Executive Officer during 1998, 1997 and 1996 respectively as follows: Mr. Timm, 10,000 shares, 5,960 shares, 5,581 shares; Mr. Belanger, 10,000 shares, 5,960 shares, 5,581 shares; Mr. McGuinness, 10,000 shares, 5,960 shares, 4,681 shares; Mr. Geyer, 7,500 shares and Mr. Kehmeier, 10,000 shares. Mr. Geyer and Mr. Kehmeier were not eligible for contributions for the periods ending 1997 and 1996.
     3) Includes $20,000 compensation earned pursuant to Named Executive Officers' duties as a director.
     4) Messrs. Geyer and Kehmeier became executive officers of the Company in January 1997 and November 1996, respectively.
     5) Amounts were used by the individual to exercise options to purchase common shares of the Company.
     6)  Relocation expenses.
     7)  Includes certain options repriced in March 1998.

     STOCK OPTION PLANS
     The Company presently has one active stock option plan, the 1997 Equity Incentive Plan (the "1997 Plan") and two predecessor plans that have been terminated as they relate to future option grants. The 1997 Plan provides for the issuance of up to 2,000,000 Class A common shares through the grant of both "incentive share options" and "non statutory options" to purchase Class A common shares, share appreciation rights ("SARs"), or up to 500,000 restricted common shares. In addition, any options previously issued pursuant to predecessor plans that as a result of forfeiture become subject to re-issuance under the terms of such plans shall be re-issued and administered pursuant to the 1997 Plan. As of March 31, 1999, the total number of options available for future grant was 101,981 and the total number of options outstanding (including options re-issued as a result of forfeitures under predecessor plans) was 3,776,784. No SARs or restricted shares have been granted to date.

     Key employees of the Company and its subsidiaries are eligible to receive grants under the 1997 Plan. An incentive option may be exercised during the lifetime of the optionee only by the optionee. At such optionee's death an option or any part thereof may only be transferable by such optionee's will or by the laws of descent and distribution. The Board of Directors or a committee of the Board is responsible for the administration of the 1997 Plan.

     Options, SARs and restricted shares granted under the 1997 Plan are generally granted at prices equivalent to the closing sales price or the United States Dollar equivalent of the closing sales price of the Class A common shares on the day immediately preceding the grant date, as reported on the exchange on which the majority of the common shares were traded over the last 12 months. This includes the TSE, The NASDAQ SmallCap Market or, in the event the Company lists its shares in the future, a national U.S. securities exchange.

     Options Granted For Common Shares of the Company during the Year Ended December 31, 1998
     ----------------------------------------------------------------------
     The following table sets forth all options exercised during the year ended December 31, 1998 and the year-end values for options granted to the Named Executive Officers of the Corporation:

                                                                                               ($/Security)
                                                                % of Total                     Market Value of
                                                                Options                        Securities
                                              (#) Securities    Granted to      ($/Security)   Underlying
                                              Underlying        Employees in    Exercise Or    Options on the     Expiration
      Name                                    Options Granted   Financial Year  Base Price     Date of Grant(2)   Date
      --------------------------------------  ---------------   --------------  ------------   ----------------   --------------
      Rockne J. Timm                                 50,000          1.45%         $2.59            $2.59         March 16, 2008
      President and Chief Executive Officer,        125,000          3.63%         $3.25            $3.25         April 7, 2008
      Director                                  (1) 454,500         13.21%         $3.75            $2.69         March 17, 2003

      Douglas Belanger                               65,000          1.89%         $2.59            $2.59         March 16, 2008
      Executive Vice President, Director             50,000          1.45%         $3.25            $3.25         Apri l7, 2008
                                                (1) 402,955         11.71%         $3.75            $2.69         March 17, 2003

      James P. Geyer                                 75,000          2.18%         $2.59            $2.59         March 16, 2008
      Senior Vice President, Director           (1) 185,000          5.38%         $3.75            $2.69         March 17, 2003

      Richard J. Kehmeier                            55,000          1.60%         $2.59            $2.59         March 16, 2008
      Vice President-Exploration                (1)  90,000          2.62%         $3.75            $2.69         March 17, 2003

      Robert A. McGuinness                           80,000          2.33%         $2.59            $2.59         March 16, 2008
      Vice President-Finance and CFO            (1) 208,205          6.05%         $3.75            $2.69         March 17, 2003

      Non-employee directors as a group
      (4 persons)                                    75,000          2.17%         $2.59            $2.59         March 16, 2008
                                                (1) 497,955         14.46%         $3.75            $2.69         March 17, 2003


     1)  Includes options repriced on March 18, 1998.
     2)  The closing sales price of the common shares on the date of grant.

     Aggregated Option Exercises during the Year Ended December 31, 1998 and Option Values as of December 31, 1998
     -------------------------------------------------------------------
     The following table sets forth all options exercised during the financial year ended December 31, 1998 and the financial year-end values for options granted to the named Executive Officers of the Company. Compensation in the form of bonuses paid to executive officers and directors (see Item 11, footnotes 3 and 5 to the compensation table) were used by the named individuals to exercise options to purchase common shares of the Company.

                                                                                         (#) Securities      ($) Value of
                                                                                         Underlying          Unexercised
                                                                                         Unexercised         in-the-Money
                                                         (#) Securities   Aggregate      Options at FY-End   Options at FY-End(2)
                                                         Acquired on      Value          Exercisable/        Exercisable/
      Name                                               Exercise         Realized(1)    Unexercisable       Unexercisable
      ------------------------------------------------   --------------   -----------    -----------------   --------------------
      Rockne J. Timm
      President and Chief Executive Officer, Director        53,800            --         426,407/230,293           --/--

      Douglas Belanger
      Executive Vice President, Director                     45,000            --         366,548/177,407           --/--

      James P. Geyer
      Senior Vice President, Director                        10,791            --         129,834/124,375           --/--

      Richard J. Kehmeier
      Vice President-Exploration                              9,722            --          56,735/ 78,543           --/--

      Robert A. McGuinness
      Vice President-Finance and CFO                         11,583            --         163,424/113,198           --/--

      Non-employee directors as a group (4 persons)          28,166            --         402,449/142,615           --/--

     1) The "Aggregate Value Realized", if applicable, would have been calculated by determining the difference between the market value of the securities acquired on the date of exercise (based on the closing price on NASDAQ on the date of exercise) less the exercise price of the options exercised.
     2) The "Value of Unexercised In-The-Money Options at FY End" was calculated by determining the difference between the market value of the securities underlying the option at the end of the financial year and the exercise price of such options. At the end of the most recently completed fiscal year, the closing price of the Company's common shares on NASDAQ was US $1.188.

     KSOP PLAN

     Gold Reserve Corporation maintains the KSOP Plan for the benefit of eligible employees of the Company. The KSOP Plan consists of two components a salary reduction component (401(k)) and stock ownership component (ESOP) and is available to all eligible employees of the Company who have been employed for a period in excess of one year and who have worked at least 1000 hours during the year in which any allocation is to be made. The KSOP Plan invests in Class A common shares of the Company through Company-guaranteed loans. The salary reduction component of the KSOP Plan has not been utilized to date.

     The employee stock ownership component of the KSOP Plan is intended to qualify under Sections 421 and 423 of the Code. Total employer and employee annual contributions to an employee participating in both the 401(k) and ESOP components of the KSOP Plan are limited to the smaller of 25% of salary or $30,000. Generally, contributions to the 401(k) component of the KSOP Plan are limited in each year to (i) the total amount of salary reduction the employee elected to defer during the year (which is limited to 10% of such employee's compensation during the year, or such amount as is established by law), (ii) a matching contribution from the Company equal to 50% of any salary reduction the employee elected to defer during the year, (iii) special contributions by the Company equal to a percentage of the employee's compensation during the year and (iv) discretionary contributions by the Company determined in each year by the Company. Distributions from the KSOP Plan are not permitted before the participating employee reaches the age of 59, except in the case of death, disability or termination of employment by the Company or financial hardship. (See Item 11. Compensation of Directors and Officers, footnote 2).

     EMPLOYMENT CONTRACT AND TERMINATION AGREEMENTS

     The Company at this time does not have employment contracts in place. The Company is in the process of implementing employment contracts with certain executive officers. The Company is considering contracts that would provide for an immediate benefit upon termination by the Company without cause or for termination of employment for good reason, which could include events occurring following a change-in-control or sale of assets or upon the death or disability of the employee. The contracts will provide that the employee receive a lump sum amount equal to between 20 to 36 months' salary upon termination for other than cause, including termination for good reason. If the employee dies or is disabled, compensation equal to at least three months' salary would be paid. The agreement also provides that following termination other than for cause, including termination for good reason, other benefits, such as life and health insurance, would be continued for a period of at least 12 months or until replaced by benefits of a similar nature by a new employer.

     COMPENSATION OF DIRECTORS

     Messrs. McChesney, Potvin and Mikkelsen each received compensation in the amount of $20,000 in 1998 for services rendered as a Director. Macleod Dixon, a law firm in which Mr. Coleman, a Director of the Company, was a senior partner during 1998, billed the Company an aggregate of $23,386 ($35,196 Canadian.) for professional services and out-of-pocket expenses during the fiscal year ended December 31, 1998.

     Consistent with the Board of Directors intent to have both Directors and management hold shares of the Company, the compensation paid to the Directors pursuant to their duties as Directors was utilized by each Director to exercise previously granted stock options to purchase shares of Gold Reserve Corporation. Non-employee Directors, Mr. McChesney, Mr. Potvin, Mr. Mikkelsen and Mr. Coleman, each were granted options during 1998 to purchase 107,955, 163,334, 100,000 and 201,666 shares respectively, under the Company's Equity Incentive Plan. These amounts include previously granted stock options exchanged for new options on March 18, 1998, for 82,955, 138,334, 75,000 and 201,666, respectively.

     Directors of the Company received no additional compensation for serving on the Board committees or for attendance at Board of Directors or Board committee meetings.

     COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Compensation Committee currently consists of Messrs. Mikkelsen and Potvin. During fiscal 1998, no member of the Compensation Committee had any relationship requiring disclosure under the applicable rules and regulations of the Commission.

     ITEM 12. Options to Purchase Securities From the Registrant or
     Subsidiaries

     The following table sets forth the number of common shares of Gold Reserve Corporation subject to options for the year ended December 31, 1998. As a group, officers and directors of the Company (11 persons) held 2,562,562 options to purchase Class A common shares of the Company. No warrants to purchase common shares were outstanding.

     No. of common shares
     Subject to option                Price            Expiry date
     --------------------             ------           -----------
            15,000                    $ 1.06             12/22/03
            80,352                      1.13             09/04/02
            18,000                      1.92             10/21/07
           546,176                      2.59             03/17/03
             6,000                      2.88             12/17/07
           151,597                      3.00             03/18/03
           175,000                      3.25             04/08/03
             1,528                      3.38             01/06/03
            42,503                      3.50             03/18/03
         2,316,279                      3.75             03/18/03
            25,349                      4.00             03/18/03
            15,000                      4.50             03/18/03
             5,000                      5.38             12/20/05
            10,000                      7.56             01/31/07
            15,000                     10.00             09/24/06
         ---------
         3,422,784

     ITEM 13. Interest of Management in Certain Transactions

     The directors, officers and principal shareholders of the Company and associates and affiliates of the foregoing have had no material interest, direct or indirect, in any transaction in which the Company has participated during the last year.

     The following table sets forth maximum indebtedness to the Company of each director and executive officer during the last three fiscal years and the amount outstanding at March 31, 1999:

                                                         Largest Amount
                                                         Outstanding
                                                         During
                                                         the Last Three    Amount Outstanding
      Name and Principle Position                        Years (1)         at March 31, 1999
      -----------------------------------------------    --------------    ------------------
      Rockne J. Timm
      President and Chief Executive Officer, Director         $23,500           $23,500

      Douglas Belanger
      Executive Vice President, Director                       19,500                --

      James P. Geyer
      Senior Vice President, Director                          18,200            18,200

      Richard J. Kehmeier
      Vice President-Exploration                                7,200             7,200

      Robert A. McGuinness
      Vice President-Finance and CFO                       (2) 62,500            62,500

      Mary E. Smith
      Vice President Administration and Secretary               7,678             3,494

      Douglas E Stewart
      Vice President Operations                                 4,900             4,900


     1) Represents amounts loaned by the Company to the individual in 1998. Evidenced by promissory notes bearing interest at 4.57%. 2) Includes loan of $50,000, bearing interest at 5.2% and secured by second mortgage on personal residence.


     PART II

     ITEM 14. Description of Securities to be Registered

     Not Applicable

     PART III

     ITEM 15. Defaults Upon Senior Securities

     Not Applicable


     ITEM 16. Changes in Securities, Changes in Security for Registered Securities and Use of Proceeds

     Not Applicable


     PART IV

     ITEM 17. Financial Statements

     On February 3, 1999, the shareholders of Gold Reserve Corporation approved a plan of reorganization between Gold Reserve Corporation and Gold Reserve Inc. (a newly formed Yukon, Canada corporation). As a result of the reorganization, which was effective February 4, 1999, Gold Reserve Corporation became a subsidiary of Gold Reserve Inc. Because the reorganization was not consummated until February 1999, the financial statements that are presented in this annual report on Form 20-F are those of Gold Reserve Corporation as of and for the year ended December 31, 1998. The financial position of the consolidated group subsequent to the reorganization was substantially the same as prior to the reorganization. The proforma effect of the reorganization as of December 31, 1998 is summarized in Note 1 to the consolidated financial statements.

     MANAGEMENT'S REPORT

     To the Shareholders of Gold Reserve Inc., successor issuer to Gold Reserve Corporation:

     The accompanying consolidated financial statements of the Company were prepared by management in accordance with accounting principles generally accepted in Canada, consistently applied and within the framework of the summary of significant accounting policies in these consolidated financial statements. Management is responsible for all information in the annual report. All financial and operating data in the annual report is consistent, where appropriate, with that contained in the consolidated financial statements.

     Management has established and maintains a system of internal accounting control designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use, financial information is reliable and accurate and transactions are properly recorded and executed in accordance with management's authorization. This system includes established policies and procedures, the selection and training of qualified personnel and an organization providing for appropriate delegation of authority and segregation of responsibilities.

     The Board of Directors discharges its responsibilities for the consolidated financial statements primarily through activities of its Audit Committee composed of three directors, none of whom are members of management. This Committee meets with management to assure that it is performing its responsibility to maintain financial controls and systems and to approve the annual consolidated financial statements of the Company. The Audit Committee also meets with the independent auditors to discuss the results of their audit, their review of internal accounting controls and their audit report prior to submitting the consolidated financial statements to the Board of Directors for approval.

     The consolidated financial statements have been audited on behalf of the shareholders by the Company's independent auditors, PricewaterhouseCoopers LLP, in accordance with Canadian generally accepted auditing standards. The auditors' report outlines the scope of their examination and their opinion on the consolidated financial statements. The auditors have full and free access to the Audit Committee.


     s/ Rockne J. Timm                  s/ Robert A. McGuinness
     President and CEO                  Vice President Finance and CFO

     AUDITORS' REPORT

     To The Board of Directors and Shareholders
     Gold Reserve Corporation and Gold Reserve Inc.

     We have audited the accompanying consolidated balance sheets of Gold Reserve Corporation and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the years in the three year period ended December 31, 1998, which, as described in Note 1 have been prepared on the basis of accounting principles generally accepted in Canada. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in Canada and the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Gold Reserve Corporation and subsidiaries as of December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the years in the three year period ended December 31, 1998 in conformity with accounting principles generally accepted in Canada.

     /s/ PricewaterhouseCoopers LLP

     Spokane, Washington
     February 26, 1999

     GOLD RESERVE CORPORATION and SUBSIDIARIES
     CONSOLIDATED BALANCE SHEETS
     December 31, 1998 and 1997
                                                1998          1997
                                                ------------  ------------
     ASSETS
       Cash and cash equivalents                $  2,848,189  $ 12,524,125
       Marketable securities                      15,531,922     4,054,494
       Deposits, advances and other                  461,684       411,725
       Accrued interest                              456,418       240,757
       Litigation settlement held in escrow               --     4,500,000
                                                ------------  ------------
               Total current assets               19,298,213    21,731,101

       Property, plant and equipment, net         41,038,160    38,446,169
       Marketable securities                       5,194,359    11,638,727
       Other                                       1,388,302     1,465,997
                                                ------------  ------------
               Total assets                     $ 66,919,034  $ 73,281,994
                                                ============  ============
     LIABILITIES
       Accounts payable and accrued expenses    $    785,754  $    646,203
       Note payable KSOP, current portion            414,771       188,470
       Litigation settlement payable                      --     4,500,000
                                                ------------  ------------
               Total current liabilities           1,200,525     5,334,673

       Note payable KSOP, non-current portion             --       434,390
       Minority interest in consolidated
         subsidiaries                              1,005,237       974,522
                                                ------------  ------------
               Total liabilities                   2,205,762     6,743,585
                                                ------------  ------------
     SHAREHOLDERS' EQUITY
       Serial preferred stock, without par value
         Authorized:  20,000,000 shares
           Issued:    None
             Common shares, without par value
         Authorized: 480,000,000 shares  Issued:      1998...  23,191,767;
                        1997...  22,918,143
           Outstanding: 1998...  22,720,329;
                        1997...  22,437,099      101,661,054   102,269,494
       Less, common shares held by affiliates       (403,331)   (1,428,565)
       Accumulated deficit                       (36,129,680)  (33,679,660)
       KSOP debt guarantee                          (414,771)     (622,860)
                                                ------------  ------------
               Total shareholders' equity         64,713,272    66,538,409
                                                ------------  ------------
               Total liabilities and share-
                 holders' equity                $ 66,919,034  $ 73,281,994
                                                ============  ============
     Approved by the Board of Directors:
     -----------------------------------
     Chris D. Mikkelsen                         Patrick D. McChesney

     The accompanying notes are an integral part of the consolidated financial statements

     GOLD RESERVE CORPORATION and SUBSIDIARIES
     CONSOLIDATED STATEMENTS OF OPERATIONS
     For the Years Ended December 31, 1998, 1997 and 1996


                                                  1998          1997          1996
                                                  -----------   -----------   -----------
      Other Income:
        Interest income                           $ 1,410,179   $ 1,806,309   $ 1,477,955
        Net gain on investments                            --            --       111,286
        Miscellaneous                                      --            --        35,125
                                                  -----------   -----------   -----------
                                                    1,410,179     1,806,309     1,624,366
      Expenses:
        General and administrative                  1,472,277     1,639,403     1,453,484
        Technical services                            660,487       567,263            --
        Corporate communications                      382,280       475,945       393,501
        Legal and accounting                          217,339       540,464       499,700
        Reorganization                                932,798            --            --
        Foreign currency loss                         130,763        68,393       135,509
        Interest                                       33,540        25,691        11,841
        Minority interest in net income (loss)
          of consolidated subsidiaries                 30,715        21,951       (39,731)
                                                  -----------   -----------   -----------
                                                    3,860,199     3,339,110     2,454,304
                                                  -----------   -----------   -----------
      Net loss                                    $(2,450,020)  $(1,532,801)  $  (829,938)
                                                  ===========   ===========   ===========
      Net loss per share basic and diluted        $     (0.11)  $     (0.07)  $     (0.04)
                                                  ===========   ===========   ===========
      Weighted average common shares outstanding   22,586,136    22,347,163    20,841,025
                                                  ===========   ===========   ===========

     The accompanying notes are an integral part of the consolidated financial statements.

     GOLD RESERVE CORPORATION and SUBSIDIARIES
     CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
     For the Years Ended December 31, 1998, 1997 and 1996


                                        Common Shares Issued                         Shares
                                        ---------------------------   Accumulated    Held by
                                        Shares         Amount         Deficit        Affiliates
                                        ------------   ------------   ------------   ------------
      Balance, December 31, 1995          20,476,688   $ 80,068,854   $(31,316,921)  $ (1,428,565)
      Net loss                                                            (829,938)
        Common shares issued for cash      2,227,123     20,876,488
        Addition to shareholders'
          equity associated with
          change in subsidiaries'
          minority interest                                   7,436
                                        ------------   ------------   ------------   ------------
      Balance, December 31, 1996          22,703,811    100,952,778    (32,146,859)    (1,428,565)
        Net loss                                                        (1,532,801)
        Common shares issued for cash        214,332      1,316,716
                                        ------------   ------------   ------------   ------------
      Balance, December 31, 1997          22,918,143    102,269,494    (33,679,660)    (1,428,565)
        Net loss                                                        (2,450,020)
        Change in stock held by
          affiliates                                     (1,034,323)                    1,025,234
        Common shares issued for cash        273,624        425,883
                                        ------------   ------------   ------------   ------------
      Balance, December 31, 1998          23,191,767   $101,661,054   $(36,129,680)  $   (403,331)
                                        ============   ============   ============   ============


     The accompanying notes are an integral part of the consolidated financial statements.

     GOLD RESERVE CORPORATION and SUBSIDIARIES
     CONSOLIDATED STATEMENTS OF CASH FLOWS
     For the Years Ended December 31, 1998, 1997 and 1996

                                                        1998          1997          1996
                                                        -----------   -----------   -----------
      Cash Flow from Operating Activities:
      Net loss                                          $(2,450,020)  $(1,532,801)  $  (829,938)
      Adjustments to reconcile net loss to net
        cash used by operating activities:
          Depreciation                                       38,365        47,042        38,831
          Amortization of premium (discount)
            on marketable securities                         94,522      (170,199)     (339,581)
          Foreign currency loss                             130,763        68,393       135,509
          Minority interest in net income (loss)
            of consolidated subsidiaries                     30,715        21,951       (39,731)
          Net gain on disposition and revaluation
            of equity securities                                 --            --      (111,286)
          Changes in current assets and liabilities:
            Decrease in litigation settlement held
              in escrow                                   4,500,000            --            --
            (Increase) decrease in other current
              assets                                       (265,620)       19,556       (49,646)
            Decrease in settlement payable               (4,500,000)           --            --
            Increase (decrease) in other current
              liabilities                                   139,551      (292,689)      676,673
                                                        -----------   -----------   -----------
                Net cash used by operating activities    (2,281,724)   (1,838,747)     (519,169)
                                                        -----------   -----------   -----------
      Cash Flow from Investing Activities:
        Purchase of marketable securities               (18,192,858)  (23,603,702)  (17,396,948)
        Purchase of property, plant and equipment        (2,761,119)   (9,464,299)   (7,205,777)
        Proceeds from the sale and maturity of
          marketable securities                          13,056,187    16,639,926    24,048,936
        Net cash acquired from increased investment in
          majority owned, consolidated subsidiaries              --            --       909,578
        Other                                                77,695      (854,793)     (479,700)
                                                        -----------   -----------   -----------
                Net cash used by investing activities    (7,820,095)  (17,282,868)     (123,911)
                                                        -----------   -----------   -----------
      Cash Flow from Financing Activities:
        Proceeds from issuance of common shares             425,883     1,316,716    20,876,488
                                                        -----------   -----------   -----------
                Net cash provided by financing
                  activities                                425,883     1,316,716    20,876,488
                                                        -----------   -----------   -----------
      Change in Cash and Cash Equivalents:
        Net increase (decrease)  in cash and cash
          equivalents                                    (9,675,936)  (17,804,899)   20,233,408
        Cash and cash equivalents - beginning of year    12,524,125    30,329,024    10,095,616
                                                        -----------   -----------   -----------
        Cash and cash equivalents - end of year         $ 2,848,189   $12,524,125   $30,329,024
                                                        ===========   ===========   ===========
      Supplemental Cash Flow Information
        Cash paid during the year for:
          Interest                                      $    33,540   $    25,691   $    11,841

     The accompanying notes are an integral part of the consolidated financial statements.

     GOLD RESERVE CORPORATION and SUBSIDIARIES
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      1.  THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES:

          THE COMPANY. The Company was incorporated in Montana in 1956 for the purpose of acquiring, exploring and developing mining properties and placing these properties into production. The Company's principal activity is the development of the Brisas property in Venezuela.

          On February 3, 1999, the shareholders of Gold Reserve Corporation approved a plan of reorganization between Gold Reserve Corporation and Gold Reserve Inc. (a newly formed Yukon, Canada corporation). As a result of the reorganization, which was effective February 4, 1999, Gold Reserve Corporation became a subsidiary of Gold Reserve Inc.

          Except for certain U.S. shareholders, each shareholder of Gold Reserve Corporation received one Gold Reserve Inc. Class A common share for each share owned of Gold Reserve Corporation. After the reorganization, a shareholder of Gold Reserve Inc. continued to own an interest in the business, through subsidiary companies, that in aggregate was the same as before the reorganization.

          As part of the reorganization, U.S. holders of Gold Reserve Corporation could elect to receive equity units in lieu of Gold Reserve Inc. Class A common shares. An equity unit is comprised of one Gold Reserve Inc. Class B common share and one Gold Reserve Corporation Class B common share. Equity units were provided to U.S. holders who would have a substantial taxable gain upon receipt of Gold Reserve Inc. Class A common shares in order to defer a significant portion of such gain. The equity units are designed so they will have voting and dividend rights similar to the Gold Reserve Inc. Class A common shares and are substantially equivalent to a Gold Reserve Inc. Class A common share. Equity units are immediately convertible into Gold Reserve Inc. Class A common shares upon compliance with certain procedures. Equity units are not listed for trading on any share exchange, but, subject to compliance with applicable federal, provincial and state securities laws, may be transferred.

          Because the reorganization was not consummated until February 1999, the financial statements that are presented in this annual report on Form 20-F are those of Gold Reserve Corporation as of December 31, 1998 and 1997 and for the three years ended
          December 31, 1998. The financial position of the consolidated group subsequent to the reorganization was substantially the same as prior to the reorganization except for the exchange of approximately 2.3 million Gold Reserve Corporation common shares for an equal number of equity units in lieu of Gold Reserve Inc. Class A common shares. The proforma effect of the reorganization as of December 31, 1998, is summarized below:

     GOLD RESERVE CORPORATION and SUBSIDIARIES
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

      1.  THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:

                                                    Gold Reserve    Pro-Forma       Gold
                                                    Corporation     Adjustment      Reserve Inc.
                                                    -------------   -------------   -------------
              Shareholders' equity:
                Serial preferred shares, without
                  par value authorized 20,000,000
                  shares; issued: none                         --              --              --
                Common shares, without par value
                  authorized 480,000,000 shares;
                  issued 23,191,767 shares          $ 101,661,054   $(101,661,054)             --
                Class A common shares, without
                  par value authorized: unlimited;
                  issued 20,842,451 shares                             91,362,833   $  91,362,833
                Equity units, issued 2,349,316
                  units                                                10,298,221      10,298,221
                Less, common shares held by
                  affiliates                             (403,331)                       (403,331)
                Accumulated deficit                   (36,129,680)                    (36,129,680)
                KSOP debt guarantee                      (414,771)                       (414,771)
                                                    -------------   -------------   -------------
                    Total shareholders' equity      $  64,713,272              --   $  64,713,272
                                                    =============   =============   =============

          As a result of the reorganization, whereby Gold Reserve Corporation became a subsidiary of Gold Reserve Inc., the share option plan was amended and adopted by Gold Reserve Inc. (the successor issuer). The KSOP Plan remains with and continues to be administered by Gold Reserve Corporation although future shares issued pursuant to the KSOP Plan will be Gold Reserve Inc. Class A common shares.

          PRESENTATION OF FINANCIAL STATEMENTS AND CONSOLIDATION. The consolidated financial statements contained herein have been prepared in accordance with Canadian generally accepted accounting principles, which as described in Note 11, differ in certain respects from U.S. generally accepted accounting principles. Prior to December 31, 1998, the Company prepared its financial statements in accordance with U.S. generally accepted accounting principles.

          These consolidated financial statements include the accounts of the Company, Gold Reserve, Inc., two domestic majority-owned subsidiaries, Great Basin Energies, Inc. (Great Basin) and MegaGold Corporation (MegaGold), seven Venezuelan subsidiaries, and seven Aruban subsidiaries which were formed to hold the Company's interest in its foreign subsidiaries or for future transactions. All significant intercompany accounts and

     GOLD RESERVE CORPORATION and SUBSIDIARIES
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      1.  THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:

          transactions have been eliminated in consolidation. The Company's policy is to consolidate those subsidiaries where majority control exists and control is other than temporary.

          CASH AND CASH EQUIVALENTS. The Company considers short-term, highly liquid investments purchased with an original maturity of three months or less to be cash equivalents for purposes of reporting cash equivalents and cash flows. At December 31, 1998, the Company had certificates of deposits totaling $414,771 pledged as security for bank loans related to the Gold Reserve KSOP Plan, approximately $83,000 in U.S. banks in excess of federally insured limits and had approximately $68,000 in Venezuelan and Aruban banks.

          MARKETABLE SECURITIES. Marketable securities are carried at cost. If the market value of an investment is lower than the cost and the decline is judged to be other than temporary, the investment is written down to recognize the loss. Realized gains and losses on the sale of investments are recorded based upon specific identification.

          FINANCIAL INSTRUMENTS. The carrying amounts for cash, advances and accounts payable on the balance sheet approximate fair value because of the immediate or short-term maturity of these instruments. Fair value estimates are made at the balance sheet date based on relevant market information but involve uncertainties and therefore cannot be determined with precision. In order to limit its exposure, the Company diversifies its cash and investment holdings into U.S. treasury and agency obligations and major financial institutions and corporations. The fair values of investments in marketable securities are disclosed in
          Note 2.

          EXPLORATION AND DEVELOPMENT COSTS. Exploration costs incurred in locating areas of potential mineralization are expensed as incurred. Exploration costs of properties or working interests with specific areas of potential mineralization are capitalized pending the determination of a property's economic viability. Development costs of proven mining properties not yet producing are capitalized and classified as property, plant and equipment. Upon commencement of production, capitalized exploration and development costs will be amortized based on the estimated proven and probable reserves benefited. Deferred exploration and development costs of unsuccessful projects are expensed.

     GOLD RESERVE CORPORATION and SUBSIDIARIES
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      1.  THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:

          PROPERTY, PLANT AND EQUIPMENT. Property, plant and equipment are recorded at the lower of cost or estimated net realizable value. Replacements and major improvements are capitalized. Maintenance and repairs are charged to expense as incurred. The cost and accumulated depreciation of assets retired or sold are removed from the accounts and any resulting gain or loss is reflected in operations. Depreciation is provided using straight-line and accelerated methods over the lesser of the useful life or lease term of the related asset. During the exploration and development phase, depreciation of mining assets is capitalized. Interest costs incurred during the construction and development of qualifying assets are capitalized.

          FOREIGN CURRENCY. The Company utilizes the U.S. Dollar as its functional currency. Foreign currency amounts are translated into U.S. dollars using the temporal method. Accordingly, non-monetary assets and liabilities are translated at historical rates, monetary assets and liabilities are translated at current rates and revenue and expense items are translated at average exchange rates for the month in which they occur. Translation gains and losses are included in other income and expense.

          ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

          Substantially all of the Company's investment in property, plant and equipment represents amounts invested in the Brisas property. Management's capitalization of exploration and development costs and assumptions regarding the future recoverability of such costs is subject to the risks and uncertainties of developing an economic reserve on the Brisas property which is based on engineering and geological estimates, future gold and copper prices, estimated plant construction and operating costs and the procurement of all necessary regulatory permits and approvals. These estimates could change in the future and this could affect the carrying value and the ultimate recoverability of the amounts recorded as property, mineral rights and capitalized exploration and development costs.

     GOLD RESERVE CORPORATION and SUBSIDIARIES
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      1.  THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:

          UNCERTAINTY DUE TO THE YEAR 2000 ISSUE. The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems that use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure that could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

          NET LOSS PER SHARE. Net loss per share (basic and diluted) is computed by dividing net loss by the weighted average number of common shares outstanding during each year, which has been reduced by the Company's proportionate ownership of common shares owned by Great Basin and MegaGold. As of December 31, 1998, 1997 and 1996, there were 3,422,784, 2,908,075 and 1,962,092 shares, respectively, available for issuance pursuant to the exercise of previously granted share options. These options were not included in the computation of diluted loss per share as a loss was incurred in each of these years and their inclusion would be anti-dilutive.

          RECLASSIFICATIONS. Certain reclassifications of the 1997 and 1996 consolidated financial statement balances have been made to conform with the 1998 presentation. These reclassifications had no effect on the net loss or accumulated deficit as previously reported.

     GOLD RESERVE CORPORATION and SUBSIDIARIES
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      2.  MARKETABLE SECURITIES:

          Investments in marketable securities are recorded at amortized cost and yield between 5% and 7%. The bonds outstanding at December 31, 1998 mature as follows: $15,531,922 in 1999, $2,003,092 in 2000, $50,000 in 2001, $1,000,000 in 2005 and
          $495,000 in 2007.

                                             Amortized Cost/  Quoted
                                             Carrying Value   Market Value
                                             ---------------  ------------
            December 31, 1998:
              Temporary:
                U.S. treasuries and agency
                  obligations                  $15,531,922    $15,550,612
              Long-term:
                U.S. treasuries and agency
                  obligations                  $ 3,548,092    $ 3,564,873
                Equity securities (1)            1,646,267      1,634,642
                                               -----------    -----------
                    Total                      $ 5,194,359    $ 5,199,515
                                               ===========    ===========

                                             Amortized Cost/  Quoted
                                             Carrying Value   Market Value
                                             ---------------  ------------
            December 31, 1997:
              Temporary:
                U.S. treasuries and agency
                  obligations                  $ 4,054,494    $ 4,054,211
              Long-term:
                U.S. treasuries and agency
                  obligations                  $11,521,973    $11,515,048
                Equity securities (1)              116,754        127,754
                                               -----------    -----------
                    Total                      $11,638,727    $11,642,802
                                               ===========    ===========

          (1) includes shares of the Company owned by its subsidiaries. See Note 6 to the consolidated financial statements.

      3.  PROPERTY, PLANT AND EQUIPMENT:

          Property, plant and equipment are carried at cost less accumulated depreciation. Depreciation of mining assets is capitalized. Depreciation expense for the years ended December 31, 1998, 1997 and 1996 was $38,365, $47,042 and
          $38,831,respectively. Property, plant and equipment as of December 31, 1998 and 1997 consisted of the following:

     GOLD RESERVE CORPORATION and SUBSIDIARIES
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      3.  PROPERTY, PLANT AND EQUIPMENT, CONTINUED:

                                                    1998
                                                    ---------------------------------------------
                                                                    Accumulated
                                                    Cost            Depreciaiton    Net
                                                    -------------   -------------   -------------
              Domestic:
                Furniture and office equipment      $     297,095   $    (178,547)  $     118,548
                Leasehold improvements                     11,174         (11,174)             --
                                                    -------------   -------------   -------------
                                                          308,269        (189,721)        118,548
                                                    -------------   -------------   -------------
              Foreign:
                Property and mineral rights            11,102,335              --      11,102,335
                Capitalized exploration and
                  development costs                    29,409,699              --      29,409,699
                Buildings                                 262,208         (95,028)        167,180
                Furniture and office equipment            396,804        (303,850)         92,954
                Transportation equipment                  288,231        (183,474)        104,757
                Machinery and equipment                   310,166        (267,479)         42,687
                                                    -------------   -------------   -------------
                                                       41,769,443        (849,831)     40,919,612
                                                    -------------   -------------   -------------
                  Total                             $  42,077,712   $  (1,039,552)  $  41,038,160
                                                    =============   =============   =============
                                                    1997
                                                    ---------------------------------------------
                                                                    Accumulated
                                                    Cost            Depreciaiton    Net
                                                    -------------   -------------   -------------
              Domestic:
                Furniture and office equipment      $     289,633   $    (146,100)  $     143,533
                Leasehold improvements                     11,174          (8,924)          2,250
                                                    -------------   -------------   -------------
                                                          300,807        (155,024)        145,783
                                                    -------------   -------------   -------------
              Foreign:
                Property and mineral rights            11,002,335              --      11,002,335
                Capitalized exploration and
                  development costs                    26,712,061              --      26,712,061
                Buildings                                 262,208         (55,945)        206,263
                Furniture and office equipment            384,409        (245,547)        138,862
                Transportation equipment                  288,231        (127,762)        160,469
                Machinery and equipment                   308,552        (228,156)         80,396
                                                    -------------   -------------   -------------
                                                       38,957,796        (657,410)     38,300,386
                                                    -------------   -------------   -------------
                    Total                           $  39,258,603   $    (812,434)  $  38,446,169
                                                    =============   =============   =============

     GOLD RESERVE CORPORATION and SUBSIDIARIES
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      3.  PROPERTY, PLANT AND EQUIPMENT, CONTINUED:

          The Company reviews for impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the expected future net cash flows to be generated from the use or disposition of a long-lived asset (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized.

      4.  KSOP PLAN:

          The KSOP Plan, adopted in 1990 for the benefit of employees, is comprised of two parts, (1) a salary reduction component, or 401(k), and (2) an employee share ownership component, or ESOP. The salary reduction component has not, to date, been utilized by any participant. Common shares purchased by the KSOP Plan are financed by bank loans at between 7 and 8 percent interest and are presently due in 1999. The loans are guaranteed by the Company and accordingly are recorded as a reduction to shareholders' equity. Allocation of common shares to participants' accounts is based on contributions by the Company, up to a maximum of 25 percent of the participants' annual compensation or $30,000, whichever is less, divided by the original purchase price of the common shares. Expense related to KSOP Plan contributions of $211,074, $167,473, and $150,000 was recorded in 1998, 1997, and 1996, respectively. As of December 31, 1998, 99,956 common shares remain unallocated to plan participants.

     GOLD RESERVE CORPORATION and SUBSIDIARIES
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

      5.  SHARE OPTION PLANS:
          The Company's Equity Incentive Plan allows for the granting of up to 2,000,000 common share purchase options, in addition to any options issued pursuant to previous plans, to officers, directors, and key individuals for terms of up to ten years. The Company measures compensation cost for share-based employee compensation plans using the intrinsic value method of accounting. The vesting period of options ranges from immediately to up to three years. Share option transactions for the last three years are as follows:

                                                  1998                   1997                   1996
                                                  --------------------   --------------------   --------------------
                                                              Weighted               Weighted               Weighted
                                                              Average                Average                Average
                                                              Exercise               Exercise               Exercise
                                                  Shares      Price      Shares      Price      Shares      Price
                                                  ---------   --------   ---------   --------   ----------  --------
              Options outstanding, beginning
                 of year                          2,908,075    $6.60     1,962,092     $6.62    1,636,793    $5.31
              Options exercised                    (223,624)    1.90      (124,649)    5.72      (496,623)    5.44
              Options canceled                     (116,667)    3.17      (209,368)    7.92      (136,178)    7.51
              Options granted                       855,000     2.67     1,280,000     6.67       958,100     8.41
                                                  ---------    -----     ---------     -----    ---------    -----
              Options outstanding, end of year    3,422,784    $3.46     2,908,075     $6.60    1,962,092    $6.62
                                                  ---------    -----     ---------     -----    ---------    -----
              Options exercisable at end of
                 year                             2,065,868              2,185,392              1,460,406
                                                  =========              =========              =========

                                                  Price                  Price                  Price
                                                  Range                  Range                  Range
                                                  ------------------     ------------------     ------------------
              Option exercise price at end
                 of year                          $ 1.06 - $ 10.00       $ 1.09 - $ 14.69       $ 1.09 - $ 14.69
              Option exercise price for
                 exercisable shares               $ 1.06 - $ 10.00       $ 1.09 - $ 14.69       $ 1.09 - $ 13.51

     GOLD RESERVE CORPORATION and SUBSIDIARIES
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      5.  SHARE OPTION PLANS, CONTINUED:

          On March 23, 1998, the Board of Directors after five months of evaluation and review, approved a share option exchange program. Under the program, current directors, officers, employees and advisors were permitted to exchange all of their "out-of-the-money" options for new options with exercise prices of between $3.00 and $4.50 on a one-for-one basis. Approximately eighty-eight percent of the total outstanding options were exchanged for new options priced at $3.75 per share. The exchange program affected approximately 2.6 million options (with an average original exercise price of $6.60 per share) out of a total of 3.5 million options outstanding. Approximately 2.3 million options held by directors, officers and key employees with an average original exercise price of $6.65 per share were cancelled and re-issued at a 40% premium over the fair market value per share as of the date the Board of Directors approved the share option exchange program or $3.75 per share. In addition, the vesting schedules of all exchanged share options held by directors, officers and key employees/advisors were modified as follows: no share options issued pursuant to the exchange program were vested or exercisable prior to May 23, 1998; twenty five percent of all exchanged options which were vested prior to the exchange were no longer vested but re-vested over two years at fifty percent per year; and the term of all exchanged options was reduced from ten years to five years.

      6.  RELATED PARTY TRANSACTIONS:

          MEGAGOLD. The President, Executive Vice President, Vice President Finance and Vice President Administration of the Company are also officers, directors and/or shareholders of MegaGold. At December 31, 1998 and 1997, the Company owned 23,304,174 common shares of MegaGold which represented 63% of the outstanding shares. MegaGold owned 276,642 common shares of the Company at December 31, 1998 and owned 125,083 shares at December 31, 1997. In addition, MegaGold owned 280,000 common shares of Great Basin at December 31, 1998 and 1997. The Company performs various administrative functions and sublets a portion of its office space to MegaGold for $1,200 per year.

          GREAT BASIN. The President, Executive Vice President, Vice President Finance and Vice President Administration of the Company are also officers, directors and/or shareholders of Great Basin. At December 31, 1998 and 1997, the Company owned 24,210,636 common shares of Great Basin which represented 58% of the outstanding shares. Great Basin owned 516,720 common shares of the Company at December 31, 1998 and owned 391,161 shares at December 31, 1997. Great Basin also owned 170,800 common shares of MegaGold at December 31, 1998 and 1997. The Company performs various administrative functions and sublets a portion of its office space to Great Basin for $1,200 per year.

     GOLD RESERVE CORPORATION and SUBSIDIARIES
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      6.  RELATED PARTY TRANSACTIONS, CONTINUED:

          Legal Fees Paid to Director. One of the Company's directors also serves as Canadian legal counsel for the Company. During 1998, 1997 and 1996, the Company incurred expenses of approximately $23,000, $292,000, and $149,000 respectively, for services performed by the director and his firm, in which he is Chairman and a partner.

          NOTES RECEIVABLE FROM OFFICERS. As of December 31, 1998 and 1997, the Company had $106,500 and $50,000 respectively, in notes receivable due from officers. The notes bear interest at between 4.6% and 5.2% and are due in one year.


     7.   INCOME TAX:

          No income tax benefit has been recorded for the three years ended December 31, 1998 due to the uncertainty of recoverability of the benefit associated with the net operating loss carryforwards.
          The Company's Venezuelan subsidiaries are subject to Venezuelan income tax. All costs related to the Company's Brisas property have been recorded as capitalized exploration and development costs for tax purposes, and therefore the Company has not recorded any foreign tax attributes. No income tax has been paid or accrued by the Company's subsidiaries during 1998, 1997 and 1996. The Company has recorded a valuation allowance to reflect the estimated amount of the deferred tax asset which may not be realized, principally due to the uncertainty of utilization of net operating losses and other carryforwards prior to expiration. The valuation allowance for deferred tax assets may be reduced in the near term if the Company's estimate of future taxable income changes. The components of the deferred tax assets and liabilities as of December 31, 1998 and 1997 were as follows:

     GOLD RESERVE CORPORATION and SUBSIDIARIES
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     7.   INCOME TAX, CONTINUED:
                                                Deferred Tax Asset
                                                (Liability)
                                                --------------------------
                                                1998          1997
                                                ------------  ------------
            Accounts payable and accrued
              expenses                          $    147,665  $     66,910
            Investment income                       (150,589)     (165,533)
            Property, plant and equipment          8,494,920     8,497,773
                                                ------------  ------------
            Total temporary differences            8,491,996     8,399,150

            Net operating loss carryforward        3,154,171     2,383,006
            Investment tax credit                      5,967         5,967
            Alternative minimum tax credit            19,871        19,871
                                                ------------  ------------
            Total temporary differences,
              operating losses and tax credit
              carryforwards                       11,672,005    10,807,994

            Valuation allowance                  (11,672,005)  (10,807,994)
                                                ------------  ------------
            Net deferred tax asset              $         --  $         --
                                                ============  ============

          At December 31, 1998, the Company had the following U.S. federal tax basis loss carryforwards and tax credits:

                                                Amount        Expires
                                                ------------  ------------
            Regular tax net operating loss:     $    272,248      2006
                                                   1,650,395      2007
                                                   1,244,312      2008
                                                     700,536      2009
                                                     609,833      2010
                                                     808,573      2011
                                                   1,671,604      2012
                                                   2,319,472      2013
                                                ------------
                                                $  9,276,973
                                                ============

     GOLD RESERVE CORPORATION and SUBSIDIARIES
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     7.   INCOME TAX, CONTINUED:

            Alternative minimum tax net
              operating loss:                   $    289,523      2006
                                                   1,624,454      2007
                                                   1,218,023      2008
                                                     671,999      2009
                                                     572,555      2010
                                                     781,796      2011
                                                   1,646,989      2012
                                                   2,314,974      2013
                                                ------------
                                                $  9,120,313
                                                ============
            Investment tax credit               $      5,967      2001
            Alternative minimum tax credit      $     19,871      --


      8.  GEOGRAPHIC SEGMENTS:

                                                        United
              December 31, 1998                         States        Venezuela     Consolidated
                                                        -----------   -----------   ------------
                 Revenues                               $ 1,410,179            --   $ 1,410,179
                 Depreciation                                38,365            --        38,365
                 Interest Expense                            33,540            --        33,540
                 Net loss                                 2,309,888   $   140,132     2,450,020
                                                        ===========   ===========   ===========
              Identifiable assets
                 Property, plant and equipment, net         118,548    40,919,612    41,038,160
                 General corporate assets                24,142,801     1,738,073    25,880,874
                                                        -----------   -----------   -----------
                 Total identifiable assets              $24,261,349   $42,657,685   $66,919,034
                                                        ===========   ===========   ===========
              December 31, 1997
                 Revenues                               $ 1,806,309            --   $ 1,806,309
                 Depreciation                                47,042            --        47,042
                 Interest Expense                            25,691            --        25,691
                 Net loss                                 1,455,169        77,632     1,532,801
                                                        ===========   ===========   ===========
              Identifiable assets
                 Property, plant and equipment, net         145,783    38,300,386    38,446,169
                 General corporate assets                32,985,934     1,849,891    34,835,825
                                                        -----------   -----------   -----------
                 Total identifiable assets              $33,131,717   $40,150,277   $73,281,994
                                                        ===========   ===========   ===========
              December 31, 1996
                 Revenues                               $ 1,624,366            --   $ 1,624,366
                 Depreciation                                38,831            --        38,831
                 Interest Expense                            11,841            --        11,841
                 Net loss                                   656,435   $   173,503       829,938
                                                        ===========   ===========   ===========

     GOLD RESERVE CORPORATION and SUBSIDIARIES
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      8.  GEOGRAPHIC SEGMENTS, CONTINUED:

                                                        United
              December 31, 1996, Continued              States        Venezuela     Consolidated
                                                        -----------   -----------   ------------
                 Identifiable assets
                 Property, plant and equipment, net     $   253,315   $28,843,990   $29,097,305
                 General corporate assets                43,476,963     1,194,549    44,671,512
                                                        -----------   -----------   -----------
                 Total identifiable assets              $43,730,278   $30,038,539   $73,768,817
                                                        ===========   ===========   ===========

          Revenues and identifiable assets of each segment are those that are directly identified with those operations.


      9.  LITIGATION SETTLEMENT:

          Pursuant to a December 1994 litigation settlement agreement related to an ownership dispute of the Brisas property, the Company placed $4.5 million in escrow to be released to one of the defendants at such time as the Company receives the mining title to the hardrock concession for the Brisas property on or before January 1, 2000. The Company paid $22,512,500 in common shares and cash, including funds held in escrow and recorded the litigation settlement as an expense in 1994. The funds in escrow were released to the defendant in the litigation in March, 1998.

     10.  SHAREHOLDER RIGHTS PLAN:

          At the 1997 annual meeting of shareholders a "Shareholder Rights Plan" was voted upon and approved by the shareholders of Gold Reserve Corporation. As part of the reorganization described in
          Note 1, the Shareholder Rights Plan was assumed by the successor issuer Gold Reserve Inc. The Rights Plan is intended to give adequate time for shareholders of the Company to properly assess the merits of a take-over bid without pressure and to allow competing bids to emerge. The Rights Plan is designed to give the board of directors time to consider alternatives to allow shareholders to receive full and fair value for their common shares. One right is issued in respect of each outstanding share. The rights become exercisable only when a person, including any party related to it or acting jointly with it, acquires or announces its intention to acquire 20 percent or more of the Company's outstanding shares without complying with the "permitted bid" provisions of the Rights Plan. Each right would, on exercise, entitle the holder, other than the acquiring person and related persons, to purchase common shares of the Company at a 50% discount to the market price at the time.

     GOLD RESERVE CORPORATION and SUBSIDIARIES
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     11.  DIFFERENCES BETWEEN U.S. AND CANADIAN GAAP:

          The Company prepares its consolidated financial statements in accordance with generally accepted accounting principles (GAAP) in Canada. The effect of the differences between U.S. and Canadian GAAP are summarized below. There are no differences between U.S. and Canadian GAAP as they relate to cash flows. Under U.S. GAAP, marketable securities would be divided between held-to-maturity securities and available-for-sale securities. Those securities classified as available-for-sale would be recorded at market value and the unrealized gain or loss would be recorded as a component of shareholders' equity resulting in the following changes in the financial statements:

                                    Canadian GAAP   Change     U.S. GAAP
                                    -------------   --------   -----------
            December 31, 1998:
              Total assets          $  66,919,034   $(11,625)  $66,907,409
              Total shareholders'
                equity                 64,713,272    (11,625)   64,701,647
              Comprehensive loss       (2,450,020)   (22,625)   (2,472,645)

            December 31, 1997:
              Total assets          $  73,281,994   $ 11,000   $73,292,994
              Total shareholders'
                equity                 66,538,409     11,000    66,549,409
              Comprehensive loss       (1,532,801)     8,250    (1,524,551)


     12.  OPERATING LEASE:

          The Company leases office space under a non-cancelable operating lease that expires in February 2004. Minimum annual rentals payable under the lease are as follows:

            Year ending
            December 31,
            ------------
               1999                                 $ 88,335
               2000                                  106,002
               2001                                  106,002
               2002                                  106,002
               2003                                  106,002
            Thereafter                                17,667
                                                    --------
               Total                                $530,010
                                                    ========

     ITEM 18. Financial Statements

     Not Applicable

     ITEM 19. Financial Statements and Exhibits

     Index to Consolidated Financial Statements
     Management's Report
     Auditors'Report
     Consolidated Balance Sheets, December 31, 1998 and 1997 Consolidated Statements of Operations for the years ended
       December 31, 1998, 1997 and 1996
     Consolidated Statements of Changes in Shareholders' Equity
       for the years ended December 31, 1998, 1997 and 1996 Consolidated Statements of Cash Flows for the years ended
       December 31, 1998, 1997 and 1996
     Notes to Consolidated Financial Statements

     EXHIBIT TABLE AND INDEX TO EXHIBITS

     The following exhibits are filed as part of this report. Exhibits previously filed are incorporated by reference, as noted.

     Exhibit
     Number    Exhibit
     --------  -----------------------------------------------------------
     2.0       Agreement and Plan of Merger, dated as of October 5, 1998, by and among Gold Reserve Corporation (predecessor issuer), Gold Reserve Inc. (successor issuer) and GR Merger Corp.
               Filed as Annex I to the Proxy Statement/Joint Prospectus included as a part of the Company's Registration Statement on Form S-4 (Registration No. 333-68061) filed with the
               Commission on November 27, 1998 and incorporated by reference herein.

     3.1       Restated Articles of Incorporation of the Company.  Filed as
               Exhibit 3.1 to the Proxy Statement/Joint Prospectus included as a part of the Company's Registration Statement on Form S-4 (Registration No. 333-68061) filed with the Commission on November 27, 1998 and incorporated by reference herein.

     3.2 Bylaws of the Company. Filed as Exhibit 3.2 to the Proxy Statement/Joint Prospectus included as a part of the Company's Registration Statement on Form S-4 (Registration No. 333-68061) filed with the Commission on November 27, 1998 and incorporated by reference herein.

     4.1 Exchange Agreement by and among Gold Reserve Corporation, the Company, TranSecurities International, Inc. and Holders of Unit Shares, dated November 17, 1998. Filed as
               Exhibit 4.1 to the Proxy Statement/Joint Prospectus included as a part of the Company's Registration Statement on Form S-4 (Registration No. 333-68061) filed with the Commission on November 27, 1998 and incorporated by reference herein.

     Exhibit
     Number    Exhibit
     --------  -----------------------------------------------------------

     4.2 Rights Agreement, dated as of October 5, 1998, between the Company and Montreal Trust Company of Canada. Filed as
               Exhibit 4.3 to the Proxy Statement/Joint Prospectus included as a part of the Company's Registration Statement on Form S-4 (Registration No. 333-68061) filed with the Commission on November 27, 1998 and incorporated by reference herein.

     4.3 Form of Certificate for the Company's Class A common shares. Filed as Exhibit 4.4 to the Proxy Statement/Joint Prospectus included as a part of the Company's Registration Statement on Form S-4 (Registration No. 333-68061) filed with the Commission on November 27, 1998 and incorporated by reference herein.

     4.4       Form of Certificate for the Unit Share.  Filed as Exhibit
               4.5 to the Proxy Statement/Joint Prospectus included as a part of the Company's Registration Statement on Form S-4 (Registration No. 333-68061) filed with the Commission on November 27, 1998 and incorporated by reference herein.

     10.1 Mining Operations Agreement, dated July 1, 1992, between Compania Minera Bajo Caroni - Caromin, C.A. and Compania Minera Unicornio, C.A. Filed as Exhibit 10.29 to Gold Reserve Corporation's (the predecessor issuer) Annual Report on Form 10-K for the year ended December 31, 1992 and incorporated by reference herein.

     10.2 Stock Purchase Agreement, dated August 1992, between Antonio Sosa Aviles and Servicios Escriber S.R.L., and Stock Purchase Agreement, dated November 26, 1992, between Servicios Escriber S.R.L. and Gold Reserve de Venezuela. Filed as Exhibit 10.30 to Gold Reserve Corporation's (the predecessor issuer) Annual Report on Form 10-K for the year ended December 31, 1992 and incorporated by reference herein.

     10.3      License and Technical Assistance Agreement, dated
               September 1, 1992, between Gold Reserve Corporation and Compania Minera Unicornio, C.A. Filed as Exhibit 10.31 to Gold Reserve Corporation's (the predecessor issuer) Annual Report on Form 10-K for the year ended December 31, 1992 and incorporated by reference herein.

     10.4 Credit Agreement, dated October 13, 1992, between Gold Reserve Corporation and Compania Aurifera Brisas del Cuyuni, C.A. Filed as Exhibit 10.32 to Gold Reserve Corporation's (the predecessor issuer) Annual Report on Form 10-K for the year ended December 31, 1992 and incorporated by reference herein.

     Exhibit
     Number    Exhibit
     --------  -----------------------------------------------------------

     10.5 Services Agreement, dated November 6, 1992, between Gold Reserve Corporation and A. Douglas Belanger. Filed as
               Exhibit 10.33 to Gold Reserve Corporation's (the predecessor issuer) Annual Report on Form 10-K for the year ended December 31, 1992 and incorporated by reference herein.

     10.6 Settlement Agreement, dated December 21, 1994, among Gold Reserve Corporation, Brisas, GLDRV, Marwood International Ltd., TVX Gold, Inc., BlueGrotto Trading Limited and Inversiones 871010, C.A. Filed as an exhibit to Gold Reserve Corporation's (the predecessor issuer) Current Report on Form 8-K (File No. 011-08372) dated December 21, 1994 and incorporated by reference herein.

     10.7 Services Agreement, dated February 4, 1997, between Gold Reserve Corporation and James P. Geyer. Filed as Exhibit
               10.7 to Gold Reserve Corporation's (the predecessor issuer) Annual Report on Form 10-K for the year ended December 31, 1997 and incorporated by reference herein.

     21.0 Subsidiaries of Registrant. Filed as Exhibit 21 to the Proxy Statement/Joint Prospectus included as a part of the Company's Registration Statement on Form S-4 (Registration No. 333-68061) filed with the Commission on November 27, 1998 and incorporated by reference herein.

     23.1      Consent of PricewaterhouseCoopers LLP**

     ** Filed herewith
     Reports on Form 8-K. No report on Form 8-K was issued during the quarter ended December 31, 1998.

     SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    GOLD RESERVE INC.

                                    By: s/ Rockne J. Timm
                                        ---------------------------------
                                        Rockne J. Timm, its Chairman of
                                          the Board, President and Chief
                                          Executive Officer
                                        May 14, 1999


                                    By: s/ Robert A. McGuinness
                                        ---------------------------------
                                        Robert A. McGuinness, Vice
                                          President of Finance and Chief
                                          Financial Officer, its Principal
                                          Financial and Accounting Officer
                                        May 14, 1999